UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2023
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form

20-F or Form 40-F.

Form 20-F
☒

Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an
attached annual report to security

holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or
other document that the registrant foreign

private issuer must furnish

and make public under the laws of the

jurisdiction in
which the registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”),

or under the rules of the
home country exchange on which the registrant’s securities

are traded, as long as the report

or other document is not a press
release, is not required to be and has

not been distributed to the registrant’s security holders,

and, if discussing a material event,
has already been the subject of a Form

6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form

is also thereby furnishing
the information to the Commission

pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.

Yes
⬜

No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated April

25, 2023 titled “Q1 2023 results”.
2. Q1 2023 Financial Information.
3.
Press release issued by ABB Ltd dated

April 25, 2023 titled “ABB plans

to delist ADRs from NYSE”.
4.
Announcements regarding transactions

in ABB Ltd’s Securities made by the directors or the

members of the
Executive Committee.
The information provided by Item

2 above is hereby incorporated by reference

into the Registration Statements

on Form F-3 of
ABB Ltd and ABB Finance (USA) Inc.

(File Nos. 333-223907 and 333-223907-01)

and registration statements on Form

S-8
(File Nos. 333-190180, 333-181583,

333-179472, 333-171971 and

333-129271) each of which was

previously filed with the
Securities and Exchange Commission.
2

—
ZURICH, SWITZERLAND, APRIL

25, 2023
Q1 2023 results
Strong start to the year
●

Orders $9,450 million

,

+1%; comparable
1

+9%

●

Revenues $7,859 million

,

+13%; comparable

+22%

●

Income from operations

$1,198 million; margin

15.2%

●

Operational EBITA
1

$1,277 million;

margin
1

16.3%
●

Basic EPS $0.56;

+78%
2
●

Cash flow from operating

activities
4

$282 million
Ad hoc Announcement pursuant to Art.

53 Listing Rules of SIX Swiss Exchange
—
Q1 2023
First three months
Press Release
—
“ABB had a strong start to the year, with a positive development in most measures,

including cash flow. This gives us the confidence to raise our 2023 guidance.”
Björn Rosengren , CEO
KEY FIGURES
CHANGE
($ millions, unless otherwise indicated)
Q1 2023 Q1 2022 US$ Comparable
1
Orders 9,450 9,373 1% 9%
Revenues 7,859 6,965 13% 22%
Gross Profit 2,716 2,281 19%
as % of revenues
34.6% 32.7% +1.9 pts
Income from operations 1,198 857 40%
Operational EBITA
1
1,277 997 28% 33%

3
as % of operational revenues
1
16.3% 14.3% +2 pts
Income from continuing operations, net of tax 1,065 643 66%
Net income attributable to ABB 1,036 604 72%
Basic earnings per share ($)

0.56 0.31 78%
2
Cash flow from operating activities
4
282 (573) n.a.
1
For a reconciliation of non-GAAP measures, see “supplemental reconciliations and definitions” in the attached

Q1 2023 Financial Information.
2 EPS growth rates are computed using unrounded amounts.
3
Constant currency (not adjusted for portfolio

changes).
4
Amount represents total for both continuing and

discontinued operations.

ABB

INTERIM

REPORT
I
Q1

2023

2
Customer activity was

strong in the first quarter

.

Despite a very
high comparable from

last year,

we increased order intake

by
1% (9% comparable)

,

with a positive development

in three out
of four business

areas. While Robotics & Discrete

Automation
improved orders sequentially,

it declined from last year’s high
level which benefited

from pre-buys in a period

of significant
component shortages.

Particularly strong momentum

was noted
in Process Automation

with orders reaching the

highest level in
recent history.

A positive underlying momentum

was noted also
in all three regions.
Just like in the previous

quarter, we

did not

face significant
supply chain constraints,

hence we converted backlog

into
customer deliveries.

Revenue growth was strong

at 13%

(22%
comparable), with double

-digit comparable increases

in all
business areas. The

impacts from robust development

in both
pricing and volumes

more than offset the notable

adverse
impact from changes

in exchange rates.

Despite strong
revenue growth we

built order backlog, with

book-to-bill at
120%.
I was pleased about

the operational execution

of the increased
revenues.

We improved the

Operational EBITA by

28%

to
$1,277 million and

the margin was up by 200

basis points to
16.3%. This is the strongest

first quarter result in many

years.
On top of the strong operational

performance, net income was
additionally supported

by net positive tax

impacts of
approximately $200

million linked to a favorable

resolution of
certain prior year tax

matters, mainly related to

the divestment
of the Power Grids

business.
It was good to see

our cash flow improve from

last year by $855
million, in line with

our expectations. Cash

flow from operating
activities of $282

million was strong for a first

quarter,

and set
us off to a robust

start for what I expect

will be a good cash
delivery this year.

I feel confident that our

balance sheet will be
strong enough to support

both organic and acquired

growth, a
rising, sustainable dividend

per share over time and

utilizing
share buybacks as

a means to return excess

cash to our
shareholders. In early

April, we launched our new

share
buyback program of up

to $1 billion, which will run

until March
2024.
In February,

we published our first integrated

report, including
our 2022 sustainability

report showing solid progress

toward our
2030 goals. One highlight

to mention is that we

reduced our
own greenhouse

gas emissions by 43%, a

total reduction of
65% from the 2019

baseline.
Furthermore, we defined

a new emissions reduction

target for
our supply chain, covering

suppliers that account for

70% of our
procurement spend.

We have continued our

work to strengthen
ABB’s circularity approach

by defining clear key performance
indicators for every

stage of the product life

cycle, from design
to end-of-life. The largest positive

environmental impact

we can
make is through providing

our customers with resource

-efficient
products and the demand

for clean energy and

efficiency is
broad and long-term.
After having been listed

on the New York

Stock Exchange
(NYSE) since 2001,

we have decided to delist

and plan to
eventually deregister

with the SEC.

The main reason being

that
the access to international

equity markets has increased

since
our listing,

through digital trading on

multiple platforms.
Consequently,

we no longer see the

need to be listed on as
many as three equity

capital markets. We

plan to delist our
American Depositary

Receipts (ADRs) on or

around May 23,
2023, and as from the

time of delisting, the ABB ADRs

will
instead be converted

to a sponsored Level

I program. This still
gives US investors

the ability to invest in

ABB through ADRs.
The ABB shares

will remain listed on the

SIX Swiss Exchange
and the Swedish

Nasdaq exchange due to the

company’s
heritage. The delisting

and planned deregistration

in the US
would be yet another

step towards further simplification

and
efficiency at ABB.
I want to emphasize

that we remain as committed

to the US-
market, which represent

ed 24% of our revenues

in 2022. The
United States is critical

to ABB’s success, and

approximately
85%

of ABB’s sales

in the US are from products

produced
locally.

To

support future success,

we are currently investing
approximately $170

million in our US facilities

to meet
increasing demand

for clean energy and automation.
Björn Rosengren
CEO
In the second quarter of 2023 , we anticipate double-digit
comparable revenue

growth to support an improvement

in the
Operational EBITA

margin,

year-on-year.
In full-year 2023
, despite current market uncertainty,

we
anticipate comparable

revenue

growth to be at least

10%

and
we expect to improve

Operational EBITA

margin,

year-on-year.

CEO summary
Outlook

ABB

INTERIM

REPORT
I
Q1

2023

3
In the first quarter,

a robust customer activity

resulted in an
order intake of $9,450

million, representing an

increase of 1%
(9% comparable) from

last year’s high level. The strongest
order momentum was

noted in the late-cyclical

process
industry-related business

segments.

Order intake improved

in three out of four business

areas.
Process Automation

increased orders by 25%

(55%
comparable) supported

by a strong general demand

pattern
as well as by timing of

larger project orders, and

additionally
by the impact from

the de-booking of approximately
$190 million in last

year’s period. Electrification

orders were
up by 1% (5% comparable)

despite weakness in the
residential construction

market. Motion improved

by 3% (8%
comparable). In Robotics

& Discrete Automation

customers
returned to a seemingly

more normal order pattern,
recovering from the

previous quarter,

although some
hampering effect

from customers outside

of the automotive
segment adjusting

inventory levels was noted.

In total, orders
declined by 23%

(20% comparable)

from the high comparable
last year.

The automotive segment

improved on EV-related
investments, while

softening demand was noted

in the
robotics consumer

related segments.

In transport & infrastructure,

there was a positive development

in
marine & ports and

renewables. In buildings

there was weakness
in all three regions

in residential-related demand,

while
commercial construction

was solid.
Demand in the process

-related business was strong

across the
board, with particular strength

in oil & gas, and it held

up well also
for refining, water & wastewater,

power generation and

pulp &
paper.

Customer activity was

high in all three regions.

Orders in Europe
increased by 1% (10%

comparable), with growth

rates reflecting
the de-booking last year

.

The underlying business increased
slightly,

despite weakness in Germany.

Asia, Middle East and
Africa declined by 2%

(up 11%

comparable), although

China
declined by 12%

(3% comparable).

The Covid-related
implications in China

eased quickly,

and demand came off

to a
strong start early in

the quarter with the additional

timing related
support from ordering

ahead of the New Year

celebrations in
China,

after which

customer activity slowed

somewhat from the
record-high comparable

last year.

The Americas improved

by 3%
(5% comparable), weighed

down by the United States

which
declined by 4% (3% comparable)

from the challenging
comparable in last

year’s period.

Orders and revenues

Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q1 2023 Q1 2022 US$ Comparable
Europe 3,582 3,534 1% 10%
The Americas 2,985 2,897 3% 5%
Asia, Middle East
and Africa
2,883 2,942 -2% 11%
ABB Group 9,450 9,373 1% 9%
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 9% 22%
FX -5% -6%
Portfolio changes -3% -3%
Total 1% 13%
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q1 2023 Q1 2022 US$ Comparable
Europe 2,872 2,518 14% 24%
The Americas 2,653 2,169 22% 25%
Asia, Middle East
and Africa
2,334 2,278 2% 16%
ABB Group 7,859 6,965 13% 22%

ABB

INTERIM

REPORT
I
Q1

2023

4
Gross profit
Gross profit increased

strongly by 19% (25% constant

currency) to
$2,716 million, supported

by a significant

gross margin
improvement of

190 basis points to 34.6%.

Gross margin improved
in all business areas,

with three showing significant

increases.

Income from operations
Income from operations

amounted to $1,198 million,

representing a
strong increase of 40

%

(46%

constant currency),

year-on-year.
Compared with last

year, earnings

were mainly supported

by the
improved operational

performance, with some

additional tailwind
from lower expenses

related to both acquisition

-

and divestments
and non-operational

items.
Operational EBITA
The year-on-year improvement

was driven by strong operational
execution of the significantly

higher volumes as

well as benefits
from successful price

management
with only a slight adverse
impact from raw materials

and freight costs. Price

clearly more than
offset higher

labor costs. Selling, general

and administrative
expenses declined

in relation to revenues to 17.0%,

from 17.8%
last year.

The operational improvements

more than offset the
adverse impact from

changes in exchange

rates, resulting in an
Operational EBITA

of $1,277

million, an increase of 28% (33%
constant currency)

year-on-year.

Operational EBITA in

Corporate
and Other amounted

to -$111

million, out of which -$28

million
related to the E-mobility

business, which is reported as

part of
Group Corporate and

Other as from this quarter.
Net finance expenses
Net finance expense

was $21 million,

somewhat lower than
expected due to

a reduction in certain income

tax-related risks.

Income tax
Income tax expense

was $119

million with an effective

tax rate of
10.1%, including approximately

17% net benefit on the favorable
resolution of a prior

year tax matter relating to

the divestment of the
Power Grids business.

Net income and earnings

per share
Net income attributable

to ABB was $1,036 million and

increased by
72%, driven primarily by

improved operational performance

and the
benefit of the resolution

of the prior year tax matter

booked in the
quarter.

This resulted in basic earnings

per share of $0.56, up

from
$0.31

last year.
Operational EBITA
($ millions) Q1 2023 Q1 2022
Corporate and Other
E-mobility (28) (2)
Corporate costs, intersegment
eliminations and other
1
(83) (32)
Total (111) (34)
1 Majority of which relates to underlying corporate
Earnings

ABB

INTERIM

REPORT
I
Q1

2023

5
Net working capital
Net working capital

amounted to $4,164 million,
increasing
year-on-year from $3,461

million and sequentially

from
$3,216 million.
The sequential increase

was mainly driven
by higher receivables

triggered by high revenue

growth and
higher inventories on

the back of continued

strong order
intake.

That said, inventory volumes

began to decline
toward the end of the

quarter.

Net working capital as a
percentage of revenues
1

was 13.9% up from 11.1%.
Capital expenditures
Purchases of property,

plant and equipment

and intangible
assets amounted to

$151 million.

Net debt
Net debt
1

amounted to $3,826 million

at the end of the quarter
and increased from

$2,772 million year-on-year,

and
sequentially from $2,779

million. The sequential

increase was
mainly driven by

the initial dividend payment

s, partially offset
by positive free cash

flow during the period

as well as the
shares issued in our subsidiary

ABB E-mobility to third

parties
in private placements

of $341 million.
Cash flows
Cash flow from operating

activities was $282

million and
increased year-on-year

from -$573 million. The

improvement
was driven by positive

cash generation across

all business
areas on the back of higher

earnings and a lower build-up

of net
working capital,

year-on-year. It

should also be noted that

last
year’s cash flow included

a negative cash flow

of approximately
$170 million for income

taxes related to business

separations.
Share buyback program
ABB has completed

its share buyback program that

was
launched in April 2022.

Through this buyback program,

ABB
repurchased a total

of 67,459,000 shares –

equivalent to 3.29%
of its issued share

capital at launch of the buyback

program –
for a total amount of approximately

$2 billion. This included

the
remaining $1.2 billion

of the $7.8 billion of cash

proceeds from
the Power Grids divestment.

A new share buyback program

of
up to $1 billion was

launched on April 3, 2023.
($ millions,

unless otherwise indicated)
Mar. 31
2023
Mar. 31
2022
Dec. 31
2022
Short term debt and current
maturities of long-term debt
3,433

3,114

2,535

Long-term debt
5,230

6,171

5,143

Total debt
8,663

9,285

7,678

Cash & equivalents
3,438

5,216

4,156

Restricted cash - current
19

30

18

Marketable securities and

short-term investments
1,380

967

725

Restricted cash - non-current –
300

–
Cash and marketable securities
4,837

6,513

4,899

Net debt (cash)*
3,826

2,772

2,779

Net debt (cash)* to EBITDA ratio
0.9

0.4

0.7

Net debt (cash)* to Equity ratio
0.30

0.20

0.21

*
At Mar. 31, 2023, Mar. 31, 2022 and Dec. 31, 2022, net debt(cash) excludes net pension
(assets)/liabilities of $(301) million $(13) million and $(114) million, respectively.
Balance sheet & Cash flow

ABB

INTERIM

REPORT
I
Q1

2023

6
Orders and revenues
Despite a very challenging

comparable from last

year, order
intake increased by

1% (5% comparable) to

$4,141 million, the

highest quarterly level in

several years.
Strong orders added

further to the order backlog,

with book-
to-bill at 115%.
●
Demand improved

in all customer segments

except for
residential construction,

which declined year-on-year

in all
three regions. Weakness

in residential construction
impacted primarily the

Smart Buildings division,

and to
some extent also Installation

Products, while the other
divisions generally

improved order intake at

a double-digit
pace.
●
Orders increased by

4% (15% comparable)

in Asia, Middle
East and Africa,

as the decline in China of

11%

(4%
comparable) was more

than offset by a strong

development
elsewhere in the

region. Europe improved by

1% (5%
comparable), as a solid

development in a majority

of the
markets more than

offset a low single-digit

decline in
Germany.

The Americas declined

slightly by 1% (1%
comparable), weighed

down by a 6% drop in the

United
States.
●
Revenues increased

by 11%

(16% comparable)

to the
highest level in many

years, with strong developments

in
both pricing and

volume, supported by solid

market
demand and execution

of the order backlog.

●
This was the first quarter

when the E-mobility business

was
not reported as part

of the business area. In

preparation of
the planned separate

listing and new governance

structure,
E-mobility is now reported

in Corporate and Other.
Profit
Both earnings and

margin reached their

highest levels in recent
history.

Operational EBITA amounted

to $677

million, up 32% year-
on-year, and

the Operational EBITA

margin reached 19.0%,
representing a 310

basis points improvement.
●
The impacts from operational

leverage on increased volumes
and strong pricing activities,

in combination with lower

costs
related to raw materials

and freight,

more than offset a slight
negative divisional

and geographical mix

in revenues,

as well as
the adverse impacts

from changes in exchange

rates.
●
Margins improved in all

divisions except in Smart

Buildings

where
profitability was slightly

hampered due to the

weakness in
residential construction

demand.
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 5% 16%
FX -4% -5%
Portfolio changes 0% 0%
Total 1% 11%
—
Electrification
CHANGE
($ millions, unless otherwise indicated)
Q1 2023 Q1 2022 US$ Comparable
Orders 4,141 4,112 1% 5%
Order backlog 7,101 5,946 19% 24%
Revenues 3,590 3,236 11% 16%
Operational EBITA 677 512 32%
as % of operational revenues
19.0% 15.9% +3.1 pts
Cash flow from operating activities 395 87 354%
No. of employees (FTE equiv.) 51,130 49,650

ABB

INTERIM

REPORT
I
Q1

2023

7
Orders and revenues
Order intake of $2,262

million reached the highest

level in
several years,

up by 3% (8% comparable)

from last year’s
high comparable. Notably,

the order intake increased

also
when separating out

the impact of larger project

orders. Book-
to-bill was 11

7%, expanding the

order backlog to
$5,102 million.
●
Positive development

s

for the energy efficiency

-related
drives business,

the e-mobility Traction

division and the
Service division supported

the strong overall order

growth,
while the low voltage

motor divisions declined

from last
year’s very high levels.
●
In total, customer activity

improved in all segments,

except
for weakness in

the HVAC business

due to softer
construction demand.

●
Order intake increased

in Europe by 6% (11%

comparable),
despite a double-digit decline

in Germany.

Asia, Middle East
and Africa was up by

2% (11%

comparable), as a slight
decline in China

was more than offset by

good momentum
elsewhere in the

region. The Americas was

stable (1%
comparable), including

a slight increase of 2% (2%
comparable) in the

United States.
●
Strong revenue growth

of 23%

(29% comparable)
supported by execution

of the order backlog resulted

in
the highest revenues

since the formation of

the Motion
business area. Significant

support from both increased
volumes and robust

price development.
Profit

Operational EBITA

of $366 million

and Operational EBITA
margin of 18.9% reached

their highest levels in

several
years.
●
Positive

earnings and margin impact

from earlier
implemented price

actions were the main driver

s

to the
year-on-year improvement.
●
Efficient execution

of increased volumes, supported

by
deliveries from the

order backlog,

contributed
significantly.
●
The margin was somewhat

supported by a positive
divisional mix as the drives

and service businesses
represented a slightly

larger proportion

of revenues, year-
on-year.
Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 8% 29%
FX -5% -7%
Portfolio changes 0% 1%
Total 3% 23%
—
Motion
CHANGE
($ millions, unless otherwise indicated)
Q1 2023 Q1 2022 US$ Comparable
Orders 2,262 2,202 3% 8%
Order backlog 5,102 4,317 18% 22%
Revenues 1,940 1,572 23% 29%
Operational EBITA 366 274 34%
as % of operational revenues
18.9% 17.4% +1.5 pts
Cash flow from operating activities 149 (2) n.a.
No. of employees (FTE equiv.) 21,000 20,330

ABB

INTERIM

REPORT
I
Q1

2023

8
Orders and revenues
Driven by a strong

underlying customer activity

across the
segments,

as well as by supportive

timing of some project
orders, the orders

increased by 25%

(55% comparable)

to
$2,113

million - the highest quarterly

level in recent history.

The
order backlog increased

to $6,893 million.
●
All divisions reported

order growth of more

than 15%

(+20%
comparable) year

-on-year. Momentum

was particularly strong
in the Energy Industries

division, including high

activity
related to new energy

sources such as hydrogen,

which
admittedly still is a

small part of the total but

growing at a high
pace.

●
Europe improved by 44

%

(88%

comparable), with growth
rates positively impacted

by the order de-booking

of
approximately $190

million in last year’s period.

Asia, Middle
East and Africa was up

by 5% (34%

comparable), with

strong
contribution from China

at 16% (52% comparable).

The
Americas was up by

29% (47%

comparable), including an
overall decline in the

United States of 9% (up 6%
comparable).
●
Total

revenue growth was hampered

primarily by the absence

of
the Turbocharging

division (Accelleron)

which was spun-off in
2022. That aside, a strong

customer activity and deliveries

from
the order backlog resulted

in revenues of $1,436

million, down in
total by 5% (up 15% comparable),

year-on-year.

Profit
Strong operational

performance resulted

in an Operational EBITA
margin of 14.2%, up by

120 basis points year-on

-year,

more than
offsetting the adverse

margin impact of 140

basis points related to
the exit of the high-margin

Accelleron business.

●
Significant gross

margin improvement was

the main contributor
to the strong operational

performance.
●
Operational EBITA

margin increased in

all divisions except for
a slight decline in Marine

& Ports, which was somewhat
impacted by an adverse

mix due to lower share

of revenues
stemming from the

arctic marine propulsion business.

●
All divisions were well

into double-digit margin

territory.
Particularly strong

year-on-year improvement was

noted in
Measurement & Analytics

which benefited from

a positive mix
in deliveries.

Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable 55% 15%
FX -7% -5%
Portfolio changes -23% -15%
Total 25% -5%
—
Process Automation
CHANGE
($ millions, unless otherwise indicated)
Q1 2023 Q1 2022 US$ Comparable
Orders 2,113 1,692 25% 55%
Order backlog 6,893 6,190 11% 21%
Revenues 1,436 1,506 -5% 15%
Operational EBITA 205 196 5%
as % of operational revenues
14.2% 13.0% +1.2 pts
Cash flow from operating activities 112 60 87%
No. of employees (FTE equiv.) 20,500 21,920

ABB

INTERIM

REPORT
I
Q1

2023

9
Orders and revenues
Order intake amounted

to $1,001 million, declining

by 23%
(20% comparable)

from the high order level

last year, which
benefitted from pre-buys

in a period of a strained supply
chain. While orders

increased from the fourth

quarter,
somewhat of a hampering

effect from customers

outside of
the automotive segment

adjusting inventory

levels was
noted,

particularly in China.

●
Orders declined

at a double-digit rate in both divisions
and all regions.

In total, book-to-bill was 107%

and order
backlog increased to

$2,782 million.
●
Orders were positively

impacted by favorable
development in the

automotive segment.

This was
however offset

by declines across other

segments and
primarily for machine

builders, from last year’s

very high
level.

●
With no material supply

chain constraints, execution

of
the order backlog supported

the strong revenue growth

of
28% (35% comparable).

Both divisions benefitted from
strong double-digit

comparable growth, with

contribution
from both higher volumes

and solid pricing actions.
Profit
Operational EBITA

close to tripled

year-on-year and
amounted to $140

million, supported by

higher production
output and favorable business

mix, which triggered

an
820 basis point margin

improvement to 14.9%.
●
Significantly higher

volumes in production improved

cost
absorption and were

the main driver in the strong
earnings increase.
●
Strong contribution

from earlier implemented

price
actions.

Growth
Q1 Q1
Change year-on-year Orders Revenues
Comparable -20% 35%
FX -3% -7%
Portfolio changes 0% 0%
Total -23% 28%
—
Robotics & Discrete Automation
CHANGE
($ millions, unless otherwise indicated)
Q1 2023 Q1 2022 US$ Comparable
Orders 1,001 1,308 -23% -20%
Order backlog 2,782 2,495 12% 16%
Revenues 937 730 28% 35%
Operational EBITA 140 49 186%
as % of operational revenues
14.9% 6.7% +8.2 pts
Cash flow from operating activities 130 (29) n.a.
No. of employees (FTE equiv.) 10,850 10,690

ABB

INTERIM

REPORT
I
Q1

2023
10
Quarterly highlights
●
ABB’s production

site in Xiamen – which

covers 425,000
m
2

and employs over 3,000

people – has reduced its

CO
2
equivalent (CO
2
e) emissions by 13,400

tons as part of
ABB’s global Mission

to Zero program. This year,

Xiamen
will be opening its doors

to customers and other
manufacturers in

China to showcase how its smart

digital
technology has been

applied to decarbonize

and reduce
scope 2 emissions

and help them achieve

similar results.

●
ABB launched its new

film series: Unstoppable.

This series
aims to promote diversity

and profiles

three remarkable
female leaders in the

mining, pulp & paper,

and metals
industries. Unstoppable

highlights the inspiring stories

of
three women who have

broken down barriers and

made
significant contributions

to their respective industries.
Through this series,

ABB aims to raise awareness

of the
importance of diversity

and inclusion; and encourage

more
women to pursue careers

in STEM fields.
●
On March 8, 2022,

CEO – Björn Rosengren

signed ABB’s
commitment to UN’s

Women Empowerment’s

Principles
(WEPs). The UN WEPs are

a powerful vehicle for
corporate delivery on

the gender equality dimension

of
the 2030 agenda and

the UN Sustainable

Development
Goals. Following the

commitment, in March

2023, the
WEPs were witnessed

in action through organization-
wide participation in

numerous activities and

events –
such as panel discussions

with leadership on the
commitment, mastering

the Open Job Market

and global
engagement in the

social media campaign
#ABBsolutelyUnited,

to name a few.

●
Tarkett’s

vinyl flooring factory in

Ronneby, Sweden,

is using
ABB data insights and

service expertise to save

800
megawatt-hours (MWh)

of energy per year

from their motor-
driven systems.

With the data gathered

through the ABB
Ability™ Digital Powertrain

Energy Appraisal solution,

ABB
identified that upgrading

10 motors to IE5 SynRM
technology would boost

efficiency from 80%

to 95%. With
the current energy

prices, the payback period

would be only
18 months or less.
●
ABB has been recognized

for its global leadership

in
corporate sustainabil

ity as the company has been

named
on CDP’s this years’

Supplier Engagement Leaderboard,
being among the top 8%

of the assessed companies

for
supplier engagement

on climate change, based

on ABB’s
2022 CDP disclosure

.
Story of the quarter
●
Research shows that

businesses around the

world
remain concerned about

the impacts of energy security
and prices, which could

be a catalyst for a range of
environmental, social

and economic ripple effects.
According to ABB Electrification’s

Energy Insights survey
of 2,300 leaders

from small and large businesses

across
a range of sectors,

92%

of respondents feel that

the
continuing instability of

energy is threatening their
profitability and competitiveness.

Energy costs and
insecurity are having

a significant impact on

the workforce
with decreased investment

in employees. Business
leaders are also

concerned about potential

impacts of
meeting their sustainability

targets.
Q1 outcome
●
48% reduction of CO
₂
e emissions in own operations

mainly
driven by shifting to green electricity

in our operations.
●
13% decrease in LTIFR

due to a decrease in incidents

in
absolute numbers.
●
2.1%-points increase in share of women

in senior management,
demonstrating progress towards

our target.
—
Sustainability
Q1 2023 Q1 2022 CHANGE 12M ROLLING
CO
₂
e own operations emissions,

Ktons scope 1 and 2
1
50 96 -48% 221
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
2
0.15 0.18 -13% 0.14
Share of females in senior management
positions, %
19.0 16.9 +2.1 pts 17.6
1 CO
₂

equivalent emissions from site, energy use, SF
₆

and fleet, previous quarter
2
Current quarter Includes all incidents reported until April

5, 2023

ABB

INTERIM

REPORT
I
Q1

2023
11
During Q1 2023
●
On January 20, ABB announced

it had reached an agreement
to sell its Power

Conversion division to AcBel

Polytech Inc. for
$505 million in cash.

The transaction is subject

to regulatory
approvals and is expected

to be completed in the second

half
of 2023. Upon closing,

ABB expects to record a

small non-
operational book

gain in Income from operations

on the sale.
●
On February 1, ABB anno

unced its E-mobility business

had
signed an agreement

with four minority investors to

raise an
additional CHF325 million

in funds in exchange

for
approximately a

12%

shareholding in the company.

The
transaction represents

the final part of ABB E-mobility’s

pre-
IPO funding tranche

through newly issued shares

.

Through
the private placement,

a total of approximately
CHF525 million has

been raised for approximately

a 20%
shareholding in ABB’s

E-mobility business

,

which will be
used

to continue the execution

of its growth strategy,

driven
by both organic and

M&A investments in hardware

and
software.
●
On March 23, at

ABB’s Annual General

Meeting, Denise C.
Johnson was elected

as a new member to

the Board while
Satish Pai did not stand

for re-election.
●
On March 31, ABB announced

its E-mobility business

is taking
additional strategic

steps to further increase

customer focus by
driving growth in the

three customer-centric business

lines of
public, transit & fleet and

home & work. Supporting

this strategy
evolution, changes

in the company’s

leadership were
announced and Michael

Halbherr, with

his strong background
in software and high-tech

industries, will take on

the role of
Executive

Chairman and interim-CEO.
After Q1 2023
●
On April 3, ABB launch

ed its previously announced

new share
buyback program of up

to $1 billion. The maximum number

of
shares that may be

repurchased under this

new program on
any given trading day

is 762,196.
●
On April 25,

ABB announced it plans to

delist its American
Depositary Receipts (ADRs)

from the New York

Stock
Exchange (NYSE), and

ultimately to seek to deregister

its
ADRs and the underlying

shares under the US Securities

Act of
1934 (the Exchange

Act). In connection with

the delisting of its
ADRs from the NYSE, ABB

intends to convert

its current
sponsored Level

II ADR program into a sponsored

Level I ADR
program, which would

give US investors a continued
investment option,

in addition to the ordinary

ABB share. The
company’s shares

will remain listed on the

SIX Swiss
Exchange (SIX) and

the Swedish Nasdaq exchange

due to the
company’s heritage.
Significant events

ABB

INTERIM

REPORT
I
Q1

2023
12
Divestments Company/unit Closing date Revenues, $ million
1
No. of employees
2022
Hitachi Energy JV (Power Grids, 19.9% stake) 28-Dec
Note: comparable growth calculation includes acquisitions

and divestments with revenues of greater than $50

million.
1
Represents the estimated revenues for the last fiscal

year prior to the announcement of the respective

acquisition/divestment unless otherwise stated.
ABB Group Q1 2022 Q2 2022 Q3 2022 Q4 2022 FY 2022 Q1 2023
EBITDA, $ in million 1,067 794 906 1,384 4,151 1,389
Return on Capital Employed, % n.a. n.a. n.a. n.a. 16.50 n.a.
Net debt/Equity 0.20 0.34 0.34 0.21 0.21 0.30
Net debt/ EBITDA 12M rolling 0.4 0.7 0.7 0.7 0.7 0.9
Net working capital, % of 12M rolling revenues 12.1% 12.8% 11.7% 11.1% 11.1% 13.9%
Earnings per share, basic, $ 0.31 0.20 0.19 0.61 1.30 0.56
Earnings per share, diluted, $ 0.31 0.20 0.19 0.60 1.30 0.55
Dividend per share, CHF n.a. n.a. n.a. n.a. 0.84 n.a.
Share price at the end of period, CHF
1
29.12 24.57 24.90 28.06 28.06 31.37
Share price at the end of period, $
1
30.76 25.43 24.41 30.46 30.46 34.30
Number of employees (FTE equivalents) 104,720 106,380 106,830 105,130 105,130 106,170
No. of shares outstanding at end of period (in millions) 1,929 1,892 1,875 1,865 1,865 1,862
1
Data prior to October 3, 2022, has been adjusted for

the Accelleron spin-off (Source: FactSet).
1
Excludes one project estimated to a total of ~$100

million, that is ongoing in the non-core business. Exact

exit timing is difficult to assess due to legal proceedings

etc.
2 Excludes Operational EBITA from E-mobility business.
3
Includes restructuring and restructuring-related as

well as separation costs.
4
Includes net positive tax impact of $206 million linked

to a favorable resolution of certain prior year tax matters

in Q1 2023 but excludes the impact of acquisitions

or divestments or any
significant non-operational items.
($ in millions, unless otherwise stated) FY 2023
Net finance expenses
~(150)
unchanged
Effective tax rate
~21%

4
from ~25%
Capital Expenditures
~(800)
unchanged
($ in millions, unless otherwise stated) FY 2023
1
Q2 2023
Corporate and Other Operational EBITA
2
~(300) ~(75)
unchanged
Non-operating items
Acquisition-related amortization
~(220) ~(55)
unchanged
Restructuring and related
3
~(150) ~(40)
unchanged
ABB Way transformation
~(180) ~(40)
unchanged
Additional 2023 guidance
Acquisitions Company/unit Closing date Revenues, $ million
1
No. of employees
2022
Motion
PowerTech Converter

business
1-Dec ~60 300
Electrification
ASKI Industrie Elektronik GmbH 3-Oct ~2 16
Electrification
Numocity Technologies

Private Ltd. (majority stake)
22-Jul <1 20
Additional figures
Acquisitions and divestments, last twelve months

ABB

INTERIM

REPORT
I
Q1

2023
13
For additional information please contact:
Media Relations
Phone: +41 43 317

71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317

71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse

44
8050 Zurich
Switzerland
Financial calendar
2023

July 20

Q2 2023 results
October 18

Q3 2023 results
November 30

Capital Markets

Day in Frosinone, Italy
This press release

includes forward-looking information

and
statements as well

as other statements concerning

the
outlook for our business,

including those in the sections

of
this release titled “CEO summary,”

“Outlook,” “Earnings,”
“Balance sheet & cash

flow,” “Sustainability” and
“Significant events”.

These statements are based

on current
expectations, estimates

and projections about the

factors
that may affect

our future performance,

including global
economic conditions,

the economic conditions

of the
regions and industries

that are major markets for

ABB.
These expectations, estimates

and projections are generally
identifiable by statements

containing words such as
“anticipates,” “expects,”

“estimates,” “plans,” “targets

,”
“likely” or similar expressions.

However, there

are many
risks and uncertainties,

many of which are beyond

our
control, that could cause

our actual results to differ
materially from the

forward-looking information

and
statements
made in this press

release and which could

affect our ability
to achieve any or all of

our stated targets. Some important
factors that could cause

such differences include,

among
others, business risks

associated with the volatile

global
economic environment

and political conditions,

costs
associated with compliance

activities, market acceptance

of
new products and services,

changes in governmental
regulations and currency

exchange rates and such

other
factors as may be discussed

from time to time in

ABB Ltd’s
filings with the U.S. Securities

and Exchange Commission,
including its Annual

Reports on Form 20-F.

Although ABB
Ltd believes that

its expectations reflected in any

such
forward looking statement

are based upon reasonable
assumptions, it can

give no assurance that those
expectations will be

achieved.
The Q1 2023

results press release

and presentation slides
are available on the

ABB News Center at
www.abb.com/news

and on the Investor

Relations
homepage at www.abb.com/investorrelations.

A conference call and

webcast for analysts

and investors is
scheduled to begin

today at 10:00 a.m. CET.
To

pre-register for the conference

call or to join the
webcast, please

refer to the ABB website:
www.abb.com/investorrelations.

The recorded session

will be available after

the event on
ABB’s website.
Important notice about forward-looking information
Q1 results presentation on April 25, 2023
ABB

(ABBN: SIX Swiss

Ex) is a technology leader

in electrification and automation,

enabling a more sustainable

and resource-
efficient future.

The company’s solutions

connect engineering know

-how and software

to optimize how things

are manufactured,
moved, powered and

operated. Building on

more than 130 years of

excellence, ABB’s ~105,000

employees are committed

to
driving innovations

that accelerate industrial

transformation.

Q1 2023

FINANCIAL

INFORMATION
April 25, 2023
Q1 2023
Financial information

Q1 2023

FINANCIAL

INFORMATION
—
Financial

Information
Contents
03
─ 05

Key Figures
06 ─
28

Consolidated

Financial

Information

(unaudited)

29 ─
38

Supplemental

Reconciliations

and Definitions

OFFICIAL
CHARGING
PARTNER
ABB
LEADING
THE FUTURE
TO ZERO
EMISSION
MOBILITY
CO2
Julius Bär
ABB
HANKOOK
BOSS
ABB
Allianz
HANKOOK

Q1 2023

FINANCIAL

INFORMATION
—
Key Figures
CHANGE
($ in millions, unless otherwise indicated)
Q1 2023 Q1 2022 US$ Comparable
(1)
Orders 9,450 9,373 1% 9%
Order backlog (end March) 21,607 18,901 14% 21%
Revenues 7,859 6,965 13% 22%
Gross Profit 2,716 2,281 19%
as % of revenues 34.6% 32.7% +1.9 pts
Income from operations 1,198 857 40%
Operational EBITA
(1)
1,277 997 28% 33%
(2)
as % of operational revenues
(1)
16.3% 14.3% +2 pts
Income from continuing operations, net of tax 1,065 643 66%
Net income attributable to ABB 1,036 604 72%
Basic earnings per share ($) 0.56 0.31 78%
(3)
Cash flow from operating activities
(4)
282 (573) n.a.
Cash flow from operating activities in continuing operations 283 (564) n.a.
(1)

For a reconciliation of non-GAAP measures see “
Supplemental Reconciliations and Definitions
” on page 29.
(2)

Constant currency (not adjusted for portfolio changes).
(3)

EPS growth rates are computed using unrounded amounts.
(4)

Cash flow from operating activities includes both continuing and discontinued operations.

Q1 2023

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q1 2023 Q1 2022 US$ Local Comparable
Orders

ABB Group 9,450 9,373 1% 6% 9%
Electrification 4,141 4,112 1% 5% 5%
Motion 2,262 2,202 3% 8% 8%
Process Automation 2,113 1,692 25% 32% 55%
Robotics & Discrete Automation 1,001 1,308 -23% -20% -20%
Corporate and Other

196 305
Intersegment eliminations (263) (246)
Order backlog (end March) ABB Group 21,607 18,901 14% 19% 21%
Electrification 7,101 5,946 19% 24% 24%
Motion 5,102 4,317 18% 22% 22%
Process Automation 6,893 6,190 11% 18% 21%
Robotics & Discrete Automation 2,782 2,495 12% 16% 16%
Corporate and Other

(incl. intersegment eliminations) (271) (47)
Revenues

ABB Group 7,859 6,965 13% 19% 22%
Electrification 3,590 3,236 11% 16% 16%
Motion 1,940 1,572 23% 30% 29%
Process Automation 1,436 1,506 -5% 1% 15%
Robotics & Discrete Automation 937 730 28% 35% 35%
Corporate and Other

169 114
Intersegment eliminations (213) (193)
Income from operations ABB Group 1,198 857
Electrification 655 481
Motion 353 254
Process Automation 200 151
Robotics & Discrete Automation 115 22
Corporate and Other
(incl. intersegment eliminations) (125) (51)
Income from operations % ABB Group 15.2% 12.3%
Electrification 18.2% 14.9%
Motion 18.2% 16.2%
Process Automation 13.9% 10.0%
Robotics & Discrete Automation 12.3% 3.0%
Operational EBITA ABB Group 1,277 997 28% 33%
Electrification 677 512 32% 38%
Motion 366 274 34% 40%
Process Automation 205 196 5% 11%
Robotics & Discrete Automation 140 49 186% 212%
Corporate and Other
(1)
(incl. intersegment eliminations) (111) (34)
Operational EBITA %

ABB Group 16.3% 14.3%
Electrification 19.0% 15.9%
Motion 18.9% 17.4%
Process Automation 14.2% 13.0%
Robotics & Discrete Automation 14.9% 6.7%
Cash flow from operating activities ABB Group 282 (573)
Electrification 395 87
Motion 149 (2)
Process Automation 112 60
Robotics & Discrete Automation 130 (29)
Corporate and Other

(incl. intersegment eliminations) (503) (680)
Discontinued operations (1) (9)
(1) Corporate and Other at Q1 2023 and Q1 2022 includes losses of $28 million and $2 million, respectively, relating to E-mobility.

Q1 2023

FINANCIAL

INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q1 23 Q1 22 Q1 23 Q1 22 Q1 23 Q1 22 Q1 23 Q1 22 Q1 23 Q1 22
Revenues 7,859 6,965 3,590 3,236 1,940 1,572 1,436 1,506 937 730
Foreign exchange/commodity timing
differences in total revenues (16) (3) (22) (10) – 3 10 (1) 1 5
Operational revenues 7,843 6,962 3,568 3,226 1,940 1,575 1,446 1,505 938 735
Income from operations 1,198 857 655 480 353 254 200 151 115 22
Acquisition-related amortization 54 60 22 28 8 8 1 1 20 21
Restructuring, related and

implementation costs
(1)
28 16 8 2 1 8 2 5 – 1
Changes in obligations related to

divested businesses 3 (14) – – – – – – – –
Acquisition- and divestment-related

expenses and integration costs 19 59 7 18 4 5 3 33 2 1
Certain other non-operational items (1) 34 3 3 2 – – – 2 –
Foreign exchange/commodity timing
differences in income from operations (24) (15) (18) (19) (2) (1) (1) 6 1 4
Operational EBITA 1,277 997 677 512 366 274 205 196 140 49
Operational EBITA margin (%) 16.3% 14.3% 19.0% 15.9% 18.9% 17.4% 14.2% 13.0% 14.9% 6.7%
(1)

Includes impairment of certain assets.
Depreciation and Amortization
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q1 23 Q1 22 Q1 23 Q1 22 Q1 23 Q1 22 Q1 23 Q1 22 Q1 23 Q1 22
Depreciation 125 136 62 64 26 27 11 18 14 15
Amortization 66 74 27 34 10 9 2 3 20 21
including total acquisition-related amortization of: 54 60 22 28 8 8 1 1 20 21
Orders received and revenues by region
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
Q1 23 Q1 22 US$ Local parable Q1 23 Q1 22 US$ Local parable
Europe 3,582 3,534 1% 7% 10% 2,872 2,518 14% 20% 24%
The Americas 2,985 2,897 3% 3% 5% 2,653 2,169 22% 23% 25%
of which United States 2,130 2,225 -4% -4% -3% 1,984 1,582 25% 26% 28%
Asia, Middle East and Africa 2,883 2,942 -2% 7% 11% 2,334 2,278 2% 12% 16%
of which China 1,355 1,537 -12% -5% -3% 1,155 1,100 5% 13% 16%
ABB Group 9,450 9,373 1% 6% 9% 7,859 6,965 13% 19% 22%

Q1 2023

FINANCIAL

INFORMATION
—
Consolidated Financial Information
ABB Ltd Consolidated Income Statements (unaudited)
Three months ended
($ in millions, except per share data in $)
Mar. 31, 2023 Mar. 31, 2022
Sales of products 6,644 5,749
Sales of services and other 1,215 1,216
Total revenues 7,859 6,965
Cost of sales of products (4,418) (3,968)
Cost of services and other (725) (716)
Total cost of sales (5,143) (4,684)
Gross profit 2,716 2,281
Selling, general and administrative expenses (1,339) (1,239)
Non-order related research and development expenses (304) (277)
Other income (expense), net 125 92
Income from operations 1,198 857
Interest and dividend income 40 13
Interest and other finance expense (61) (22)
Non-operational pension (cost) credit 7 36
Income from continuing operations before taxes 1,184 884
Income tax expense (119) (241)
Income from continuing operations, net of

tax
1,065 643
Loss from discontinued operations, net of tax (5) (11)
Net income 1,060 632
Net income attributable to noncontrolling interests and redeemable noncontrolling interests
(24) (28)
Net income attributable to ABB 1,036 604
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,041 615
Loss from discontinued operations, net of tax (5) (11)
Net income 1,036 604
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.56 0.32
Loss from discontinued operations, net of tax – (0.01)
Net income 0.56 0.31
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.56 0.31
Loss from discontinued operations, net of tax – (0.01)
Net income 0.55 0.31
Weighted-average number of shares outstanding

(in millions) used to compute:
Basic earnings per share attributable to ABB shareholders 1,861 1,936
Diluted earnings per share attributable to ABB shareholders 1,874 1,953
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Interim Consolidated Financial Information

Q1 2023

FINANCIAL

INFORMATION
—
ABB Ltd Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Three months ended
($ in millions)
Mar. 31, 2023 Mar. 31, 2022
Total comprehensive income, net of

tax
1,153 577
Total comprehensive income

attributable to noncontrolling interests and redeemable
noncontrolling interests, net of tax (30) (23)
Total comprehensive income attributable

to ABB shareholders, net of tax
1,123 554
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Interim Consolidated Financial Information

Q1 2023

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Mar. 31, 2023 Dec. 31, 2022
Cash and equivalents 3,438 4,156
Restricted cash 19 18
Marketable securities and short-term investments 1,380 725
Receivables, net 7,174 6,858
Contract assets 1,009 954
Inventories, net 6,269 6,028
Prepaid expenses 304 230
Other current assets 484 505
Current assets held for sale and in discontinued operations 615 96
Total current assets 20,692 19,570
Property, plant and equipment, net 3,888 3,911
Operating lease right-of-use assets 870 841
Investments in equity-accounted companies 153 130
Prepaid pension and other employee benefits 935 916
Intangible assets, net 1,285 1,406
Goodwill 10,381 10,511
Deferred taxes 1,381 1,396
Other non-current assets 454 467
Total assets 40,039 39,148
Accounts payable, trade 4,945 4,904
Contract liabilities 2,339 2,216
Short-term debt and current maturities of long-term debt 3,433 2,535
Current operating leases 228 220
Provisions for warranties 1,060 1,028
Dividends payable to shareholders 411 –
Other provisions 1,196 1,171
Other current liabilities 4,112 4,323
Current liabilities held for sale and in discontinued operations 225 132
Total current liabilities 17,949 16,529
Long-term debt 5,230 5,143
Non-current operating leases 666 651
Pension and other employee benefits 716 719
Deferred taxes 731 729
Other non-current liabilities 1,807 2,085
Non-current liabilities held for sale and in discontinued operations 20 20
Total liabilities 27,119 25,876
Commitments and contingencies
Redeemable noncontrolling interest 89 85
Stockholders’ equity:
Common stock, CHF 0.12 par value
(1,965 million shares issued at March 31, 2023, and December

31, 2022)
171 171
Additional paid-in capital 279 141
Retained earnings 19,411 20,082
Accumulated other comprehensive loss (4,469) (4,556)
Treasury stock, at cost
(103 million and 100 million shares at March 31, 2023,

and December 31, 2022, respectively)
(3,165) (3,061)
Total ABB stockholders’ equity 12,227 12,777
Noncontrolling interests 604 410
Total stockholders’ equity 12,831 13,187
Total liabilities and stockholders’

equity
40,039 39,148
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2023

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Three months ended
($ in millions)
Mar. 31, 2023 Mar. 31, 2022
Operating activities:
Net income 1,060 632
Loss from discontinued operations, net of tax 5 11
Adjustments to reconcile net income to net cash provided

by (used in) operating activities:
Depreciation and amortization 191 210
Changes in fair values of investments (13) (24)
Pension and other employee benefits 1 (46)
Deferred taxes 25 (116)
Loss from equity-accounted companies 7 48
Net gain from derivatives and foreign exchange (37) (28)
Net gain from sale of property,

plant and equipment
(26) (32)
Other 27 36
Changes in operating assets and liabilities:
Trade receivables, net (366) (317)
Contract assets and liabilities 10 107
Inventories, net (264) (542)
Accounts payable, trade 27 7
Accrued liabilities (324) (390)
Provisions, net 40 (53)
Income taxes payable and receivable (115) 14
Other assets and liabilities, net 35 (81)
Net cash provided by (used in) operating activities – continuing operations
283 (564)
Net cash used in operating activities – discontinued operations (1) (9)
Net cash provided by (used in) operating activities 282 (573)
Investing activities:
Purchases of investments (660) (128)
Purchases of property, plant and

equipment and intangible assets
(151) (187)
Acquisition of businesses (net of cash acquired) and increases in cost-

and equity-accounted companies
(19) (145)
Proceeds from sales of investments 20 305
Proceeds from sales of property,

plant and equipment
31 35
Net cash from settlement of foreign currency derivatives 36 66
Other investing activities 7 10
Net cash used in investing activities – continuing operations (736) (44)
Net cash used in investing activities – discontinued

operations
(5) (21)
Net cash used in investing activities (741) (65)
Financing activities:
Net changes in debt with original maturities of 90 days or less (714) 1,305
Increase in debt 1,633 2,542
Repayment of debt (36) (41)
Delivery of shares 95 370
Purchase of treasury stock (274) (1,561)
Dividends paid (1,294) (889)
Dividends paid to noncontrolling shareholders (3) (1)
Proceeds from issuance of subsidiary shares 341 –
Other financing activities 12 (34)
Net cash provided by (used in) financing activities – continuing operations
(240) 1,691
Net cash provided by financing activities – discontinued

operations
– –
Net cash provided by (used in) financing activities (240) 1,691
Effects of exchange rate changes on cash and equivalents

and restricted cash
(5) 4
Adjustment for the net change in cash and equivalents and restricted cash in Assets held for sale
(13) –
Net change in cash and equivalents and restricted cash (717) 1,057
Cash and equivalents and restricted cash, beginning of period 4,174 4,489
Cash and equivalents and restricted cash, end of period 3,457 5,546
Supplementary disclosure of cash flow information:
Interest paid 48 9
Income taxes paid 207 340
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2023

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2022 178 22 22,477 (4,088) (3,010) 15,579 378 15,957
Net income 604 604 28 632
Foreign currency translation
adjustments, net of tax of $0 (70) (70) (5) (75)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(3) (12) (12) (12)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $10 28 28 28
Change in derivative instruments
and hedges, net of tax of $2 4 4 4
Changes in noncontrolling interests (10) (10) (7) (17)
Dividends to
noncontrolling shareholders – (3) (3)
Dividends to shareholders (1,700) (1,700) (1,700)
Share-based payment arrangements 12 12 12
Purchase of treasury stock (1,561) (1,561) (1,561)
Delivery of shares (26) (104) 500 370 370
Other 2 2 2
Balance at March 31, 2022 178 – 21,278 (4,138) (4,071) 13,247 391 13,638
Balance at January 1, 2023 171 141 20,082 (4,556) (3,061) 12,777 410 13,187
Net income
(1)
1,036 1,036 25 1,061
Foreign currency translation
adjustments, net of tax of $(1) 79 79 6 85
Effect of change in fair value of
available-for-sale securities,
net of tax of $1 5 5 5
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $1 – – –
Change in derivative instruments
and hedges, net of tax of $0 3 3 3
Issuance of subsidiary shares 170 170 168 338
Other changes in
noncontrolling interests – (1) (1)
Dividends to
noncontrolling shareholders – (5) (5)
Dividends to shareholders (1,706) (1,706) (1,706)
Share-based payment arrangements 22 22 1 23
Purchase of treasury stock (253) (253) (253)
Delivery of shares (53) 148 95 95
Other (2) (2) (2)
Balance at March 31, 2023 171 279 19,411 (4,469) (3,165) 12,227 604 12,831
(1) Amounts attributable to noncontrolling interests for the three months ended March 31, 2023, exclude net losses of $1 million related to redeemable noncontrolling interests, which are reported in the mezzanine equity section on the Consolidated Balance Sheets. See Note 4 for details.
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q1 2023

FINANCIAL

INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)
─
Note 1
The Company and basis of presentation
ABB Ltd and its subsidiaries (collectively,

the Company) together form a technology

leader in electrification and automation, enabling a more sustainable

and
resource-efficient future. The Company’s solutions connect

engineering know-how and software to optimize how things

are manufactured, moved, powered and
operated.
The Company’s Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S.
GAAP) for interim financial reporting. As such, the Consolidated

Financial Information does not include all the

information and notes required under U.S. GAAP

for
annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited

consolidated financial statements in
the Company’s Annual Report for the year ended December

31, 2022.
The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and

estimates that directly affect the amounts
reported in the Consolidated Financial Information. These accounting assumptions and estimates include:
●
estimates to determine valuation allowances for deferred tax assets and amounts recorded for unrecognized tax benefits,
●
estimates related to credit losses expected to occur over

the remaining life of financial assets such as trade and other receivables, loans and other
instruments,
●
estimates used to record expected costs for employee severance in connection with restructuring programs,
●
estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product
warranties, self-insurance reserves, regulatory and other proceedings,
●
assumptions and projections, principally related to future material,

labor and project-related overhead costs, used in determining the percentage-of-
completion on projects where revenue is recognized over time,

as well as the amount of variable consideration the

Company expects to be entitled to,
●
assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,
●
assumptions used in determining inventory obsolescence and net realizable value,
●
growth rates, discount rates and other assumptions used to determine impairment of long-lived assets and in testing goodwill

for impairment,
●
estimates and assumptions used in determining the fair

values of assets and liabilities assumed in business

combinations, and
●
estimates and assumptions used in determining the initial fair value of retained noncontrolling interests

and certain obligations in connection with
divestments.
The actual results and outcomes may differ from the Company’s estimates and assumptions.
A portion of the Company’s activities (primarily long-term

construction activities) has an operating cycle that

exceeds one year. For classification

of current assets
and liabilities related to such activities, the Company elected to use the duration of the individual contracts as

its operating cycle. Accordingly,

there are accounts
receivable, contract assets, inventories and provisions related to these contracts which will not be realized within one

year that have been classified as current.
Basis of presentation
In the opinion of management, the unaudited Consolidated Financial

Information contains all necessary

adjustments to present fairly the financial position, results of operations and cash flows for the reported periods. Management considers all such adjustments to be of a normal recurring nature. The

Consolidated Financial
Information is presented in United States dollars ($)

unless otherwise stated. Due to rounding, numbers presented

in the Consolidated Financial Information may
not add to the totals provided.
Certain amounts reported in the Consolidated Financial Information for prior periods have been reclassified to conform to the

current year’s presentation. These
changes relate primarily to the reorganization of the Company’s operating segments (see Note 16 for details).

Q1 2023

FINANCIAL

INFORMATION
─
Note 2
Recent accounting pronouncements
Applicable for current periods
Disclosure about supplier finance program obligations
In January 2023, the Company adopted an accounting standard

update which requires entities to disclose information related to supplier finance programs. Under
the update, the Company is required to disclose annually

(i) the key terms of the program, (ii) the amount of the supplier finance obligations outstanding and where
those obligations are presented in the balance sheet at the reporting date, and (iii) a rollforward of the supplier finance obligation program within the reporting
period. The Company adopted this update retrospectively for all in-scope transactions, with the exception of the rollforward disclosures, which will be adopted
prospectively for annual periods beginning January 1, 2024.

Apart from the additional disclosure requirements, this

update does not have a significant impact on
the Company’s consolidated financial statements.
The total outstanding supplier finance obligation included in “Accounts payable, trade” in the Consolidated Balance Sheets

at March 31, 2023 and December 31,
2022, amounted to $460 million and $477 million, respectively.

The Company’s payment terms related to suppliers’

finance programs are not impacted by the
suppliers’ decisions to sell amounts under the arrangements

and are typically consistent with local market practices.
Facilitation of the effects of reference rate reform on financial reporting
In January 2023, the Company adopted an accounting standard

update which provides temporary optional expedients and

exceptions to the current guidance on
contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market

transition from the London Interbank Offered
Rate (LIBOR) and other interbank offered rates to alternative reference rates. The Company is applying this standard

update as relevant contract and hedge
accounting relationship modifications are made during the course of the transition period ending December 31, 2024. This

update does not have a significant
impact on the Company’s consolidated financial statements.
─
Note 3
Discontinued operations and assets held for sale
Divestment of the Power Grids business
In 2020, the Company completed the divestment of its

Power Grids business to Hitachi Ltd (Hitachi).

Upon closing of the sale, the Company entered into various
transition services agreements (TSAs),

some of which continue to have services performed. Pursuant

to these TSAs, the Company and Hitachi Energy provide

to
each other, on a transitional basis, various

services. The services provided by the Company

primarily include finance, information technology,

human resources
and certain other administrative services. The TSAs were to

be performed for up to 3 years with the possibility

to agree on extensions on an exceptional basis

for
business-critical services which are reasonably necessary to avoid a material adverse impact on the business. The TSA for

information technology services was
extended until mid-2025. In the three months ended March

31, 2023 and 2022, the Company has recognized within

its continuing operations, general and
administrative expenses incurred to perform the TSAs,

offset by $37 million and $38 million, respectively,

in TSA-related income for such services that is reported
in Other income (expense), net.
Discontinued operations
As a result of the sale of the Power Grids business, substantially all Power Grids-related assets and liabilities have

been sold. As this divestment represented

a
strategic shift that would have a major effect on the Company’s operations and financial results, the

results of operations for this business are presented

as
discontinued operations and the assets and liabilities are presented as held for sale and in discontinued operations.

Certain of the business contracts in the Power
Grids business continue to be executed by subsidiaries of the Company for the benefit/risk of Hitachi Energy.

Assets and liabilities relating to, as well as the net
financial results of, these contracts will continue to be included in discontinued operations until they have been completed

or otherwise transferred to Hitachi
Energy. The remaining business

activities of the Power Grids business being executed

by the Company is not significant.
In addition, the Company also has retained obligations (primarily for environmental and taxes) related to other businesses

disposed or otherwise exited that
qualified as discontinued operations at the time of their

disposal. Changes to these retained obligations are also included in Loss from discontinued operations, net
of tax.
At March 31, 2023, the balances reported as held for sale and in discontinued operations pertaining to the activities of the Power Grids business and other
obligations will remain with the Company until such time as

the obligations

are settled or the activities are fully wound down

.

These balances amounted to
$90 million of current assets, $122 million of current liabilities and $20 million of non-current liabilities.
Planned business divestments classified as held for sale
The Company classifies its long-lived assets or disposal groups to be sold as held for sale in the period in which all of

the held for sale criteria are met. The
Company initially measures a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs

to
sell. Any resulting loss is recognized in the period in whi

ch the held for sale criteria are met,

while gains are not recognized on the sale of a

long-lived asset or
disposal group until the date of sale. The Company assesses

the fair value of a long-lived asset or disposal group less any costs to sell at each reporting period
and until the asset or disposal group is no longer classified as held for sale.

In January 2023, the Company entered into an agreement to

divest its Power Conversion Division to AcBel Polytech

Inc. for cash proceeds of $505 million.

The
Power Conversion Division is part of the Company’s

Electrification operating segment

and the divestment,

subject to regulatory approvals, is expected to be
completed in the second half of 2023.

Q1 2023

FINANCIAL

INFORMATION
As this planned divestment does not qualify as a discontinued operation,

the results of operations for this business are included

in the Company’s continuing
operations for all periods presented. The assets and liabilities of this business are shown as assets and liabilities held for

sale in the Company’s Consolidated
Balance Sheet at March 31, 2023.

The carrying amounts of the major classes

of assets and liabilities held for sale relating to this planned divestment are as
follows:
($ in millions)
March 31, 2023
Assets
Receivables, net 92
Inventories, net 106
Property, plant and equipment, net 42
Other intangible assets, net 73
Goodwill 175
Other assets 37
Current assets held for sale 525
Liabilities
Accounts payable, trade 44
Other liabilities 59
Current liabilities held for sale 103
In the three months ended March 31, 2023 and 2022,

Income from continuing operations before taxes includes

income of $17 million and $1 million, respectively,
from the Power Conversion Division.
─
Note 4
Acquisitions and equity-accounted companies
Acquisition of controlling interests
Acquisitions of controlling interests were as follows:
Three months ended March 31,
($ in millions, except number of acquired businesses) 2023 2022
Purchase price for acquisitions (net of cash acquired)
(1)
1 138
Aggregate excess of purchase price over fair value of net assets acquired
(2)
4 191
Number of acquired businesses

– 1
(1)

Excluding changes in cost- and equity-accounted companies.
(2)

Recorded as goodwill.
In the table above, the “Purchase price for acquisitions”

and “Aggregate excess of purchase price over fair value of

net assets acquired” amounts for the three
months ended March 31, 2022,

relate primarily to the acquisition of InCharge Energy,

Inc. (In-Charge).
Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Comp

any’s consolidated financial
statements since the date of acquisition.

On January 26, 2022, the Company increased its ownership in

In-Charge to a 60 percent controlling interest through

a stock purchase agreement. In-Charge

is
headquartered in Santa Monica, USA, and is a provider of

turn-key commercial electric vehicle charging hardware and

software solutions. The resulting cash
outflows for the Company amounted to $134

million (net of cash acquired of $4 million). The acquisition expands the market presence of the E-mobility

Division of
its Electrification operating segment,

particularly in the North American market. In connection

with the acquisition, the Company’s pre-existing

13.2 percent
ownership of In-Charge was revalued to fair value and a gain of $32 million was recorded in “Other income

(expense),

net” in the three months ended March 31,
2022. The Company entered into an agreement with the remaining noncontrolling shareholders allowing either party to put or

call the remaining 40 percent of the
shares until 2027. The amount for which either party can exercise their option is dependent on a formula based on revenues and thus, the amount is subject to
change. As a result of this agreement, the noncontrolling interest is classified as Redeemable noncontrolling interest

(i.e. mezzanine equity) in the Consolidated
Balance Sheets and was initially recognized at fair value.
While the Company uses its best estimates and assumptions

as part of the purchase price allocation process

to value assets acquired and liabilities assumed

at
the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition

date and is subject to refinement as more
detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

Investments in equity-accounted companies
In connection with the divestment of its Power Grids business to Hitachi in 2020 (see Note 3), the Company

initially retained a 19.9

percent interest in the business
until December 2022, when the retained investment was sold to Hitachi.

During the Company’s period of ownership

of the retained 19.9 percent interest, based on
its continuing involvement with the Power Grids business, including the membership in its governing board of directors,

the Company concluded that it had
significant influence over Hitachi Energy.

As a result, the investment was accounted for using the

equity method through to the date of its sale.
In the three months ended March 31, 2023 and 2022,

the Company recorded its share of the earnings of

investees accounted for under the equity method of
accounting in Other income (expense), net, as follows:
Three months ended March 31,
($ in millions)
2023 2022
Loss from equity-accounted companies, net of taxes (7) (11)
Basis difference amortization (net of deferred income tax benefit) – (37)
Loss from equity-accounted companies (7) (48)

Q1 2023

FINANCIAL

INFORMATION
─
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents, marketable securities and short-term

investments consisted of the following:
March 31, 2023
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 1,319 1,319 1,319
Time deposits 2,424 2,424 2,138 286
Equity securities 696 18 714 714
4,439 18 – 4,457 3,457 1,000
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 270 2 (11) 261 261
Other government obligations 58 58 58
Corporate 67 (6) 61 61
395 2 (17) 380 – 380
Total 4,834 20 (17) 4,837 3,457 1,380
Of which:

Restricted cash, current 19
December 31, 2022
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 1,715 1,715 1,715
Time deposits 2,459 2,459 2,459
Equity securities 345 10 355 355
4,519 10 – 4,529 4,174 355
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 269 1 (15) 255 255
Other government obligations 58 58 58
Corporate 64 (7) 57 57
391 1 (22) 370 – 370
Total 4,910 11 (22) 4,899 4,174 725
Of which:
Restricted cash, current 18

Q1 2023

FINANCIAL

INFORMATION
─
Note 6
Derivative financial instruments
The Company is exposed to certain currency,

commodity, interest rate and equity

risks arising from its global operating, financing and

investing activities. The
Company uses derivative instruments to reduce and manage the economic impact of these exposures.
Currency risk

Due to the global nature of the Company’s operations, many

of its subsidiaries are exposed to currency risk

in their operating activities from entering into
transactions in currencies other than their functional currency.

To manage such

currency risks, the Company’s policies require its

subsidiaries to hedge their
foreign currency exposures from binding sales and purchase

contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of
standard products and the related foreign currency denominated purchases,

the Company’s policy is to hedge up to a maximum of

100 percent of the forecasted
foreign currency denominated exposures, depending on the

length of the forecasted exposures. Forecasted

exposures greater than 12 months are not hedged.
Forward foreign exchange contracts are the main instrument

used to protect the Company against the volatility of future cash flows (caused by changes in
exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within

its treasury operations, the Company
primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches

arising in its liquidity management
activities.
Commodity risk
Various commodity products

are used in the Company’s manufacturing activities.

Consequently it is exposed to volatility in future cash flows arising from changes
in commodity prices. To

manage the price risk of commodities, the Company’s

policies require that its subsidiaries hedge the commodity

price risk exposures from
binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over

the next 12 months or longer (up to
a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.
Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps and cross-currency interest rate swaps are used to manage

the interest rate and foreign
currency risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses
instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest

rate risk arising from the Company’s
balance sheet structure but does not designate such instruments as hedges.
Equity risk
The Company is exposed to fluctuations in the fair value of

its warrant appreciation rights (WARs)

issued under its management

incentive plan. A WAR gives its
holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise.

To eliminate

such risk, the Company has
purchased cash-settled call options, indexed to the shares of the

Company, which entitle the Company

to receive amounts equivalent to its obligations

under the
outstanding WARs.
Volume of derivative activity
In general, while the Company’s primary objective in

its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated
and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.
Foreign exchange and interest rate derivatives
The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as

hedges or not) were as follows:
Type of derivative
Total notional amounts

at
($ in millions)
March 31, 2023 December 31, 2022 March 31, 2022
Foreign exchange contracts 13,273 13,509 13,255
Embedded foreign exchange derivatives 1,104 933 863
Cross-currency interest rate swaps 870 855 888
Interest rate contracts 2,963 2,830 4,421
Derivative commodity contracts
The Company uses derivatives to hedge its direct or indirect exposure to the movement in the prices of commodities which are

primarily copper, silver and
aluminum. The following table shows the notional amounts of outstanding derivatives (whether designated as hedges or not), on

a net basis, to reflect the
Company’s requirements for these commodities:
Type of derivative Unit
Total notional amounts

at
March 31, 2023 December 31, 2022 March 31, 2022
Copper swaps metric tonnes 27,920 29,281 39,223
Silver swaps ounces 2,392,353 2,012,213 2,634,550
Aluminum swaps metric tonnes 6,750 6,825 6,950
Equity derivatives
At March 31, 2023, December 31, 2022, and March 31,

2022, the Company held 5 million, 8 million and 9 million cash

-settled call options indexed to ABB Ltd
shares (conversion ratio 5:1) with a total fair value of $14 million, $15 million and $20 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk

of its operations, commodity swaps to
manage its commodity risks and cash-settled call options to

hedge its WAR liabilities. The Company applies cash

flow hedge accounting in only limited cases. In
these cases, the effective portion of the changes in their

fair value is recorded in “Accumulated other comprehensive

loss” and subsequently reclassified into
earnings in the same line item and in the same period as

the underlying hedged transaction affects

earnings. For the three months ended March 31, 2023 and
2022, there were no significant amounts recorded for cash

flow hedge accounting activities.
Fair value hedges
To reduce its interest

rate exposure arising primarily from its debt issuance activities,

the Company uses interest rate swaps

and cross-currency interest rate
swaps. Where such instruments are designated as fair value hedges,

the changes in the fair value of these instruments,

as well as the changes in the fair value of
the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest

and other finance expense”.

Q1 2023

FINANCIAL

INFORMATION
The effect of derivative instruments, designated and qualifying as fair value hedges, on the Consolidated Income

Statements was as follows:
Three months ended March 31,
($ in millions)
2023 2022
Gains (losses) recognized in Interest and other finance expense:

Interest rate contracts Designated as fair value hedges 10 (29)
Hedged item (10) 29
Cross-currency interest rate swaps Designated as fair value hedges (11) (45)
Hedged item 2 44
Derivatives not designated in hedge relationships
Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges

are economic hedges used for risk management
purposes. Gains and losses from changes in the fair values

of such derivatives are recognized in the same line

in the income statement as the economically
hedged transaction.
Furthermore, under certain circumstances, the Company

is required to split and account separately for foreign currency derivatives that are embedded within
certain binding sales or purchase contracts denominated

in a currency other than the functional currency of the subsidiary and the counterparty.
The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships

were as follows:
Type of derivative not

Gains (losses) recognized in income
designated as a hedge Three months ended March 31,
($ in millions)
Location 2023 2022
Foreign exchange contracts Total revenues 11 4
Total cost of sales (1) (6)
SG&A expenses
(1)
6 8
Non-order related research and development – 1
Interest and other finance expense 42 22
Embedded foreign exchange contracts Total revenues 7 (2)
Total cost of sales (1) 1
Commodity contracts Total cost of sales 11 35
Other Interest and other finance expense – 1
Total 75 64
(1)

SG&A expenses represent

“Selling, general and

administrative expenses”.
The fair values of derivatives included in the Consolidated Balance

Sheets were as follows:
March 31, 2023
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 4 2
Interest rate contracts – – 25 28
Cross-currency interest rate swaps – – – 281
Cash-settled call options 14 – – –
Total 14 – 29 311
Derivatives not designated as hedging instruments:
Foreign exchange contracts 149 23 56 11
Commodity contracts 17 – 6 –
Interest rate contracts 7 – 4 –
Embedded foreign exchange derivatives 14 7 24 5
Total 187 30 90 16
Total fair value 201 30 119 327

Q1 2023

FINANCIAL

INFORMATION
December 31, 2022
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 4 4
Interest rate contracts – – 5 57
Cross-currency interest rate swaps – – – 288
Cash-settled call options 15 – – –
Total 15 – 9 349
Derivatives not designated as hedging instruments:
Foreign exchange contracts 140 21 80 5
Commodity contracts 13 – 12 –
Interest rate contracts 5 – 3 –
Embedded foreign exchange derivatives 11 6 17 13
Total 169 27 112 18
Total fair value 184 27 121 367
Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions

between two counterparties on the
occurrence of one or more pre-defined trigger events.
Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values

in the tables above and in the Consolidated
Balance Sheets at March 31, 2023, and December 31, 2022,

have been presented on a gross basis.
The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions.

At March 31, 2023, and December 31, 2022,
information related to these offsetting arrangements was

as follows:
($ in millions)
March 31, 2023
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 210 (91) – – 119
Total 210 (91) – – 119
($ in millions)
March 31, 2023
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 417 (91) – – 326
Total 417 (91) – – 326
($ in millions) December 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 194 (96) – – 98
Total 194 (96) – – 98

($ in millions)
December 31, 2022
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 458 (96) – – 362
Total 458 (96) – – 362

Q1 2023

FINANCIAL

INFORMATION
─
Note 7
Fair values
The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis

and, when necessary,

to record certain
non-financial assets at fair value on a non-recurring basis,

as well as to determine fair value disclosures for certain financial instruments carried at amortized cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency,

commodity and interest rate
derivatives, as well as cash-settled call options and available

-for-sale securities.

Non-financial assets recorded at fair value on a non-recurring basis include
long-lived assets that are reduced to their estimated fair value due to impairments.
Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the
measurement date. In determining fair value, the Company

uses various valuation techniques including the market

approach (using observable market data for
identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs

a market participant would incur
to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the nature

of
those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at

fair value within this hierarchy based on
whether the inputs to the valuation technique are observable or unobservable.

An observable input is based on market data obtained from

independent sources,
while an unobservable input reflects the Company’s

assumptions about market data.
The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist

of quoted prices in an active market for identical

assets or liabilities (observable quoted prices). Assets

and liabilities valued
using Level 1 inputs include exchange
‑
traded equity securities, listed derivatives

which are actively traded such as commodity futures, interest rate futures and certain actively traded debt securities.
Level 2:

Valuation inputs consist

of observable inputs (other than Level 1 inputs)

such as actively quoted prices for similar assets, quoted prices in inactive
markets and inputs other than quoted prices such

as interest rate yield curves, credit spreads, or inputs derived from other observable data by
interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuati

on models may be both
observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion

of the adjustment or
the unobservable input to the valuation model is significant, in which case the fair value measurement would be

classified as Level 3. Assets and
liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not actively traded, interest rate
swaps, cross-currency interest rate swaps, commodity

swaps, cash-settled call options, forward foreign exchange

contracts, foreign exchange swaps and
forward rate agreements, time deposits, as well as financing receivables and debt.
Level 3:

Valuation inputs are based on

the Company’s assumptions of relevant market

data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company

ordinarily determines fair values based on mid-market

quotes. However, for the purpose of
determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive

plan, bid prices are used.
When determining fair values based on quoted prices

in an active market, the Company considers if the

level of transaction activity for the financial instrument

has
significantly decreased or would not be considered orderly.

In such cases, the resulting changes in valuation

techniques would

be disclosed. If the market is
considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such

as an income approach.
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
March 31, 2023
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 714 714
Debt securities—U.S. government obligations 261 261
Debt securities—Other government obligations 58 58
Debt securities—Corporate 61 61
Derivative assets—current in “Other current assets” 201 201
Derivative assets—non-current in “Other non-current assets” 30 30
Total 261 1,064 – 1,325
Liabilities
Derivative liabilities—current in “Other current liabilities” 119 119
Derivative liabilities—non-current in “Other non-current liabilities” 327 327
Total – 446 – 446

Q1 2023

FINANCIAL

INFORMATION
December 31, 2022
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 355 355
Debt securities—U.S. government obligations 255 255
Debt securities—European government obligations 58 58
Debt securities—Corporate 57 57
Derivative assets—current in “Other current assets” 184 184
Derivative assets—non-current in “Other non-current assets” 27 27
Total 255 681 – 936
Liabilities
Derivative liabilities—current in “Other current liabilities” 121 121
Derivative liabilities—non-current in “Other non-current liabilities” 367 367
Total – 488 – 488
The Company uses the following methods and assumptions in

estimating fair values of financial assets

and liabilities measured at fair value on a recurring basis:
●

Securities in “Marketable securities and short-term investments”:
If quoted market prices in active markets for identical assets are available, these are
considered Level 1 inputs; however,

when markets are not active, these inputs are

considered Level 2. If such quoted market prices are

not available,
fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for
non-performance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

●

Derivatives
: The fair values of derivative instruments are determined using quoted prices of identical instruments from an

active market, if available
(Level 1 inputs). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on
available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR

liability are valued based on bid prices
of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques

represent a Level 2 input
unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the three months ended March 31, 2023 and

2022.
Disclosure about financial instruments carried on a cost

basis
The fair values of financial instruments carried on a cost

basis were as follows:
March 31, 2023
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,300 1,300 1,300
Time deposits 2,138 2,138 2,138
Restricted cash 19 19 19
Marketable securities and short-term investments
(excluding securities):
Time deposits 286 286 286
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 3,406 2,365 1,041 3,406
Long-term debt (excluding finance lease obligations) 5,093 5,014 20 5,034
December 31, 2022
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,697 1,697 1,697
Time deposits 2,459 2,459 2,459
Restricted cash 18 18 18
Liabilities
Short-term debt and current maturities of long-term debt
(excluding finance lease obligations) 2,500 1,068 1,432 2,500
Long-term debt (excluding finance lease obligations) 4,976 4,813 30 4,843

Q1 2023

FINANCIAL

INFORMATION
The Company uses the following methods and assumptions in

estimating fair values of financial instruments carried

on a cost basis:
●

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash, and Marketable

securities and short-term
investments (excluding securities):
The carrying amounts approximate the fair

values as the items are short-term in nature or,

for cash held in banks,
are equal to the deposit amount.
●

Short-term debt and current maturities of long-term debt (excluding finance lease obligations):
Short-term debt includes commercial paper,

bank
borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding finance

lease obligations,
approximate their fair values.
●

Long-term debt (excluding finance lease obligations):
Fair values of bonds are determined using quoted market

prices (Level 1 inputs), if available. For
bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology
based upon borrowing rates of similar debt instruments and

reflecting appropriate adjustments for non-performance risk

(Level 2 inputs).
─
Note 8
Contract assets and liabilities
The following table provides information about Contract assets and Contract liabilities:
($ in millions)
March 31, 2023 December 31, 2022 March 31, 2022
Contract assets 1,009 954 1,072
Contract liabilities 2,339 2,216 2,080
Contract assets primarily relate to the Company’s right to receive consideration for work completed but for which no invoice

has been issued at the reporting date.
Contract assets are transferred to receivables when rights

to receive payment become unconditional. Management expects

that the majority of the amounts will be
collected within one year of the respective balance sheet date.
Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts invoiced

to customers in excess of revenues
recognized predominantly on long-term projects. Contract liabilities are reduced as work is performed and as revenues are recognized

.
The significant changes in the Contract assets and Contract liabilities balances were as follows:
Three months ended March 31,
2023 2022
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract liabilities balance at Jan 1, 2023/2022
(651) (518)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
707 701
Receivables recognized that were included in the Contract

assets balance at Jan 1, 2023/2022
(325) (318)
The Company considers its order backlog to represent its

unsatisfied performance obligations. At March 31, 2023, the Company had unsatisfied performance
obligations totaling $21,607 million and, of this amount, the Company expects to fulfill approximately 66 percent of the obligations in

2023, approximately
23 percent of the obligations in 2024 and the balance thereafter.

Q1 2023

FINANCIAL

INFORMATION
─
Note 9
Debt
The Company’s total debt at March 31, 2023, and December

31, 2022, amounted to $8,663 million and $7,678 million,

respectively.
Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of

long-term debt” consisted of the following:
($ in millions)
March 31, 2023 December 31, 2022
Short-term debt 1,047 1,448
Current maturities of long-term debt 2,386 1,087
Total 3,433 2,535
Short-term debt primarily represented issued commercial paper and short-term bank borrowings from various banks.

At March 31, 2023,

and December 31, 2022,
$946 million and $1,383 million, respectively,

was outstanding under the $2 billion Euro-commercial

paper program. At March 31, 2023,

$34 million was
outstanding under the $2 billion commercial paper program in the United States, whereas at December 31, 2022,

no amount was outstanding under this program.
Long-term debt
The Company’s long-term debt at March 31, 2023, and

December 31, 2022, amounted to $5,230 million and $5,143

million, respectively.

Outstanding bonds (including maturities within the next 12 months)

were as follows:

March 31, 2023 December 31, 2022
(in millions)
Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
0.625% EUR Instruments, due 2023 EUR 700 $ 759 EUR 700 $ 742
0% CHF Bonds, due 2023 CHF 275 $ 300 CHF 275 $ 298
0.625% EUR Instruments, due 2024 EUR 700 $ 737 EUR 700 $ 720
Floating Rate EUR Instruments, due 2024 EUR 500 $ 545 EUR 500 $ 536
0.75% EUR Instruments, due 2024 EUR 750 $ 787 EUR 750 $ 769
0.3% CHF Bonds, due 2024 CHF 280 $ 305 CHF 280 $ 303
2.1% CHF Bonds, due 2025 CHF 150 $ 163 CHF 150 $ 162
3.25% EUR Instruments, due 2027 EUR 500 $ 540
0.75% CHF Bonds, due 2027 CHF 425 $ 462 CHF 425 $ 460
3.8% USD Notes, due 2028
(2)
USD 383 $ 381 USD 383 $ 381
1.0% CHF Bonds, due 2029 CHF 170 $ 185 CHF 170 $ 184
0% EUR Instruments, due 2030 EUR 800 $ 691 EUR 800 $ 677
2.375% CHF Bonds, due 2030 CHF 150 $ 163 CHF 150 $ 162
3.375% EUR Instruments, due 2031 EUR 750 $ 802
4.375% USD Notes, due 2042
(2)
USD 609 $ 590 USD 609 $ 590
Total $ 7,410 $ 5,984
(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.
(2)

Prior to completing a cash tender offer in November 2020, the original principal amount outstanding,

on each of the 3.8% USD Notes,

due 2028,

and the 4.375% USD Notes,

due
2042, was USD 750 million.
In January 2023, the Company issued the following EUR Instruments:

(i) EUR 500 million of 3.25 percent Instruments,

due 2027, and (ii) EUR 750 million of
3.375 percent Instruments, due 2031, both paying interest

annually in arrears. The aggregate net proceeds

of these EUR Instruments, after discount and

fees,
amounted to EUR 1,235 million (equivalent to approximately

$1,338 million on date of issuance).

Q1 2023

FINANCIAL

INFORMATION
─
Note 10
Commitments and contingencies
Contingencies—Regulatory, Compliance

and Legal
Regulatory
Based on findings during an internal investigation, the Company self-reported to the SEC and the DoJ, in the United

States, to the Special Investigating Unit (SIU)
and the National Prosecuting Authority (NPA)

in South Africa as well as to various authorities in other countries potential suspect payments and other compliance
concerns in connection with some of the Company’s

dealings with Eskom and related persons. Many of those

parties have expressed an interest in, or
commenced an investigation into, these matters and the Company is cooperating fully with them. The Company paid $104

million to Eskom in December 2020 as
part of a full and final settlement with Eskom and the Special Investigating

Unit relating to improper payments and other compliance

issues associated with the
Controls and Instrumentation Contract, and its Variation

Orders for Units 1 and 2 at Kusile. The Company

made a provision of approximately $325 million which
was recorded in Other income (expense), net, during the third quarter of 2022. In December 2022, the Company settled with

the SEC and DOJ as well as the
authorities in South Africa and Switzerland. The matter is still pending with the authorities in Germany,

but the Company does not believe that it will need to

record
any additional provisions for this matter.
General
The Company is aware of proceedings, or the threat of proceedings,

against it and others in respect of private claims by

customers and other third parties with
regard to certain actual or alleged anticompetitive practices.

Also, the Company is subject to other claims and legal

proceedings, as well as investigations carried
out by various law enforcement authorities. With respect to the above-mentioned claims, regulatory matters,

and any related proceedings, the Company will bear
the related costs, including costs necessary to resolve

them.
Liabilities recognized
At March 31, 2023, and December 31, 2022, the Company had

aggregate liabilities of $97 million and $86

million, respectively, included

in “Other provisions” and
“Other non
‑
current liabilities”, for the above regulatory,

compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is
not possible to make an informed judgment on, or reasonably predict,

the outcome of certain matters and as it is not possible,

based on information currently
available to management, to estimate the maximum potential

liability on other matters, there could be adverse outcomes beyond the amounts accrued.
Guarantees

General
The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments

represent a “worst-case
scenario”, and do not reflect management’s expected

outcomes.
Maximum potential payments
($ in millions)
March 31, 2023 December 31, 2022
Performance guarantees 3,778 4,300
Financial guarantees 94 96
Total
(1)
3,872 4,396
(1)

Maximum potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s best estimate of

future payments, which it may incur as

part
of fulfilling its guarantee obligations. In respect of the above guarantees,

the carrying amounts of liabilities at March

31, 2023, and December 31, 2022, were not
significant.
The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees,

which have various
maturities up to 2035, mainly consist of performance guarantees whereby (i) the Company guarantees

the performance of a third party’s product or service
according to the terms of a contract and (ii) as member

of a consortium/joint-venture that includes third parties, the

Company guarantees not only its own
performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed

within a specified time. If the third party
does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original

maturity dates for the majority of these
performance guarantees range from one to ten years.
In conjunction with the divestment of the high-voltage cable and cables accessories businesses, the Company has

entered into various performance guarantees
with other parties with respect to certain liabilities of the divested business. At March 31, 2023, and December 31,

2022, the maximum potential payable under
these guarantees amounts to $855 million and $843 million, respectively,

and these guarantees have various original maturities

ranging from five to ten years.
The Company retained obligations for financial, performance

and indemnification guarantees related to the sale of the

Power Grids business (see Note 3 for
details). The performance and financial guarantees have been indemnified by Hitachi Ltd. These guarantees, which

have various maturities up to 2035, primarily
consist of bank guarantees, standby letters of credit, business performance guarantees and other trade-related

guarantees, the majority of which have original
maturity dates ranging from one to ten years. The maximum amount payable under these guarantees at March 31, 2023, and

December 31, 2022, is
approximately $2.5 billion and $3.0 billion, respectively.

Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby

letters of credit, bid/performance bonds

and
surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such

performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance
bonds. At both March 31, 2023, and December 31, 2022, the

total outstanding performance bonds aggregated to

$2.9 billion. There have been no significant
amounts reimbursed to financial institutions under these types of arrangements in the three months ended March

31, 2023 and 2022.
Product and order-related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and specific review

of certain contracts. The reconciliation of the
“Provisions for warranties”, including guarantees of product performance,

was as follows:
($ in millions) 2023 2022
Balance at January 1, 1,028 1,005
Claims paid in cash or in kind (40) (36)
Net increase in provision for changes in estimates, warranties issued and warranties expired
65 38
Exchange rate differences 7 (8)
Balance at March 31, 1,060 999

Q1 2023

FINANCIAL

INFORMATION
─
Note 11
Income taxes
In calculating income tax expense, the Company uses an estimate of the annual effective tax rate based upon the

facts and circumstances known at each

interim
period. On a quarterly basis, the actual effective tax

rate is adjusted, as appropriate, based upon changed facts

and circumstances, if any, as

compared to those
forecasted at the beginning of the year and each interim period thereafter.
The effective tax rate of 10.1 percent in the three months

ended March 31, 2023, was lower than the effective tax

rate of 27.3 percent in the three months ended
March 31, 2022, primarily due to a net benefit realized on a favorable resolution of an uncertain tax position in the three months

ended March 31, 2023.

In
February 2023, on completion of a tax audit, the Company

obtained resolution of the uncertain tax position for which

an amount was recorded within Other non-
current liabilities as of December 31, 2022. In the three months ended March 31, 2023, the Company released the provision

of $206

million, due to the resolution
of this matter,

which resulted in an increase of $0.11

in earnings per share (basic and diluted).
─
Note 12
Employee benefits
The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity

plans, in accordance with local regulations
and practices. At March 31, 2023, the Company’s most significant defined benefit pension plans are in Switzerland as well as

in Germany, the United Kingdom,
and the United States. These plans cover a large portion of the

Company’s employees and provide benefits to employees

in the event of death, disability,
retirement, or termination of employment. Certain of these

plans are multi-employer plans. The Company also operates

other postretirement benefit plans including
postretirement health care benefits and other employee-related benefits for active employees including long-service

award plans. The measurement date used

for
the Company’s employee benefit plans is December

31. The funding policies of the Company’s plans

are consistent with the local government and tax
requirements.
Net periodic benefit cost of the Company’s defined benefit

pension and other postretirement benefit plans consisted of

the following:
($ in millions) Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended March 31, 2023 2022 2023 2022 2023 2022
Operational pension cost:
Service cost 9 14 8 9 – –
Operational pension cost 9 14 8 9 – –
Non-operational pension cost (credit):
Interest cost 12 1 40 22 1 –
Expected return on plan assets (33) (30) (39) (41) – –
Amortization of prior service cost (credit) – (2) – – – (1)
Amortization of net actuarial loss – – 13 15 (1) –
Non-operational pension cost (credit) (21) (31)
14

(4) – (1)
Net periodic benefit cost (credit) (12) (17) 22 5 – (1)
The components of net periodic benefit cost other than the service cost component are included in the line “Non-operational

pension (cost) credit” in the income
statement.
Employer contributions were as follows:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended March 31, 2023 2022 2023 2022 2023 2022
Total contributions

to defined benefit pension and

other postretirement benefit plans 2 16 11 10 2 3
The Company expects to make contributions totaling approximately

$67 million and $5 million to its defined pension plans

and other postretirement benefit plans,
respectively, for the full year 2023.

Q1 2023

FINANCIAL

INFORMATION
─
Note 13
Stockholder's

equity
At the Annual General Meeting of Shareholders (AGM) on March

23, 2023, shareholders approved the proposal of the

Board of Directors to distribute 0.84

Swiss
francs per share to shareholders. The declared dividend amounted to $1,706 million, with the Company disburs

ing a portion in March and the remaining amounts
in April.
In March 2023, the Company completed the share buyback

program that was launched in April 2022. This program was executed on a second trading line on the
SIX Swiss Exchange. Through this program, the Company purchased a total of 67 million shares for approximately

$2.0 billion, of which 8 million shares were
purchased in the first quarter of 2023 (resulting in an

increase in Treasury stock of $253 million

).
Also in March 2023, the Company announced a new share buyback program of up to $1 billion. This program, which was

launched in April 2023, is being executed
on a second trading line on the SIX Swiss Exchange and is planned to run until the Company’s 2024 AGM.
During the first quarter of 2023, the Company delivered, out of treasury stock, approximately 5 million shares

in connection with its Management Incentive Plan.
In February 2023, the Company obtained funding through

a private placement of shares in its ABB E-Mobility subsidiary,

ABB E-mobility Holding Ltd
(ABB E-Mobility),

receiving gross proceeds of 325 million Swiss francs

(approximately $351 million) and reducing the Company’s

ownership in ABB E-Mobility from
92 percent to 81 percent. This resulted in an increase

in Additional paid-in capital of $170

million.
─
Note 14
Earnings per share
Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during

the period. Diluted earnings per share is
calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were
exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and

shares granted subject to certain
conditions under the Company’s share-based payment arrangements.
Basic earnings per share
Three months ended March 31,
($ in millions, except per share data in $)
2023 2022
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,041 615
Loss from discontinued operations, net of tax (5) (11)
Net income 1,036 604
Weighted-average number of shares outstanding

(in millions)
1,861 1,936
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.56 0.32
Loss from discontinued operations, net of tax – (0.01)
Net income 0.56 0.31
Diluted earnings per share
Three months ended March 31,
($ in millions, except per share data in $) 2023 2022
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 1,041 615
Loss from discontinued operations, net of tax (5) (11)
Net income 1,036 604
Weighted-average number of shares outstanding (in millions) 1,861 1,936
Effect of dilutive securities:
Call options and shares 13 17
Adjusted weighted-average number of shares outstanding

(in millions)
1,874 1,953
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 0.56 0.31
Loss from discontinued operations, net of tax – (0.01)
Net income 0.55 0.31

Q1 2023

FINANCIAL

INFORMATION
─
Note 15
Reclassifications out of accumulated other comprehensive loss
The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net

of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2022 (2,993) 2 (1,089) (8) (4,088)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (80) (12) 20 (4) (76)
Amounts reclassified from OCI 5 – 8 8 21
Total other comprehensive (loss)

income
(75) (12) 28 4 (55)
Less:
Amounts attributable to
noncontrolling interests and
redeemable noncontrolling interests (5) – – – (5)
Balance at March 31, 2022 (3,063) (10) (1,061) (4) (4,138)
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2023 (3,691) (19) (838) (8) (4,556)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications 85 4 (8) 2 83
Amounts reclassified from OCI – 1 8 1 10
Total other comprehensive (loss)

income
85 5 – 3 93
Less:
Amounts attributable to
noncontrolling interests and
redeemable noncontrolling interests 6 – – – 6
Balance at March 31, 2023 (3,612) (14) (838) (5) (4,469)
The amounts reclassified out of OCI for the three months

ended March 31, 2023 and 2022, were not significant.
─
Note 16
Operating segment data
The Chief Operating Decision Maker (CODM) is the Chief

Executive Officer. The CODM

allocates resources to and assesses the performance of

each operating
segment using the information outlined below. The

Company is organized into the following segments, based

on products and services: Electrification, Motion,
Process Automation and Robotics & Discrete Automation. The remaining operations of the Company are included in

Corporate and Other.
Effective January 1, 2023, the E-mobility Division

is no longer managed within the Electrification segment

and has become a separate operating segment. This
new segment does not currently meet any of the size thresholds to be considered a reportable segment and as such is presented within Corporate and Other.

The
segment information for the three months ended March 31,

2023 and 2022, and at December 31, 2022,

has been recast to reflect this change.
A description of the types of products and services

provided by each reportable segment is as follows:
●

Electrification:
manufactures and sells electrical products and solutions

which are designed to provide safe, smart and

sustainable electrical flow from
the substation to the socket. The portfolio of increasingly digital and connected solutions includes renewable power solutions, modular substation packages, distribution automation products, switchboard and panelboards,

switchgear, UPS solutions, circuit breakers,

measuring and sensing devices,
control products, wiring accessories, enclosures and cabling systems and intelligent home and building solutions,

designed to integrate and automate
lighting, heating, ventilation, security and data communication networks.

The products and services are delivered through six

operating Divisions:
Distribution Solutions, Smart Power, Smart

Buildings, Installation Products,

Power Conversion and Service.
●

Motion:

designs, manufactures, and sells drives, motors, generators

and traction converters that are driving the low-carbon future for industries, cities,
infrastructure and transportation. These products, digital technology and related services enable industrial customers to increase energy efficiency,
improve safety and reliability, and achieve

precise control of their processes. Building on over 130

years of cumulative experience in electric
powertrains, Motion combines domain expertise and technology to deliver the optimum solution for a wide range of applications in all industrial
segments. In addition, Motion, along with its partners,

has a leading global service presence. These products and services are delivered through seven
operating Divisions: Large Motors and Generators, IEC LV

Motors, NEMA Motors, Drive Products, System Drives,

Service and Traction.

Q1 2023

FINANCIAL

INFORMATION
●

Process Automation:

offers a broad range of industry-specific,

integrated automation, electrification and digital solutions,

as well as lifecycle services for
the process,

hybrid and marine industries. The product portfolio includes control technologies, industrial software, advanced

analytics, sensing and
measurement technology, and marine

propulsion systems. In addition,

Process Automation offers a comprehensive range

of services,

from repair to
advanced digital capabilities such as remote monitoring, preventive maintenance, asset performance management, emission

monitoring and
cybersecurity.

The products, systems and services are currently delivered through four operating

Divisions: Energy Industries, Process Industries,
Marine & Ports and Measurement & Analytics as well as,

prior to its spin-off in October 2022, the Turbocharging

Division (Accelleron).
●

Robotics & Discrete Automation:

delivers its products, solutions and services

through two operating Divisions: Robotics and Machine Automation.
Robotics includes industrial robots, autonomous mobile robotics, software,

robotic solutions, field services, spare parts, and

digital services. Machine
Automation specializes in solutions based on its programmable logic controllers (PLC), industrial PCs (IPC), servo

motion, transport systems and
machine vision.

Both Divisions offer engineering and simulation software

as well as a comprehensive range of digital solutions.
Corporate and Other:

includes headquarter costs,

the Company’s corporate real estate activities, Corporate Treasury

Operations, the E-mobility operating
segment, historical operating activities of certain divested businesses

,

and other non-core operating activities.
The primary measure of profitability on which the operating segments are evaluated is Operational EBITA, which

represents income from operations excluding:
●

amortization expense on intangibles arising upon acquisition (acquisition

-related amortization),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),
●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).
Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, other income/expense relating

to the Power Grids joint
venture, certain asset write downs/impairments and certain

other fair value changes, changes in estimates relating to opening balance sheets of acquired
businesses (changes in pre-acquisition estimates), as well as other items which are determined by management on

a case-by-case basis.
The CODM primarily reviews the results of each segment on

a basis that is before the elimination of profits

made on inventory sales between segments. Segment
results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s

consolidated Operational EBITA.
Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.
The following tables present disaggregated segment revenues from contracts with customers, Operational EBITA,

and the reconciliations of consolidated
Operational EBITA to Income from continuing

operations before taxes for the three months ended March

31, 2023 and 2022, as well as total assets at March 31

,
2023, and December 31, 2022.
Three months ended March 31, 2023
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,162 638 519 474 79 2,872
The Americas

1,407 632 421 136 57 2,653
of which: United States 1,043 533 264 91 53 1,984
Asia, Middle East and Africa

957 549 489 324 15 2,334
of which: China 457 281 162 248 7 1,155
3,526 1,819 1,429 934 151 7,859
Product type

Products 3,306 1,583 827 791 137 6,644
Services and other 220 236 602 143 14 1,215
3,526 1,819 1,429 934 151 7,859
Third-party revenues 3,526 1,819 1,429 934 151 7,859
Intersegment revenues 64 121 7 3 (195) –
Total revenues
(1)
3,590 1,940 1,436 937 (44) 7,859

Q1 2023

FINANCIAL

INFORMATION
Three months ended March 31, 2022
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,062 466 585 354 51 2,518
The Americas

1,164 492 368 108 37 2,169
of which: United States 849 407 221 72 33 1,582
Asia, Middle East and Africa

951 499 546 267 15 2,278
of which: China 457 287 150 197 9 1,100
3,177 1,457 1,499 729 103 6,965
Product type

Products 2,981 1,248 813 612 95 5,749
Services and other 196 209 686 117 8 1,216
3,177 1,457 1,499 729 103 6,965
Third-party revenues 3,177 1,457 1,499 729 103 6,965
Intersegment revenues 59 115 7 1 (182) –
Total revenues
(1)
3,236 1,572 1,506 730 (79) 6,965
(1)

Due to rounding, numbers presented may not add to the totals provided.
Three months ended
March 31,
($ in millions)
2023 2022
Operational EBITA:
Electrification 677 512
Motion 366 274
Process Automation 205 196
Robotics & Discrete Automation 140 49
Corporate and Other
‒ E-mobility (28) (2)
‒ Corporate costs, intersegment eliminations and other (83) (32)
Total 1,277 997
Acquisition-related amortization (54) (60)
Restructuring, related and implementation costs
(1)
(28) (16)
Changes in obligations related to divested businesses (3) 14
Acquisition- and divestment-related expenses and integration costs
(19) (59)
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives)
22 18
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized
(5) (2)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)
7 (1)
Certain other non-operational items:
Other income/expense relating to the Power Grids joint venture 13 (35)
Regulatory, compliance and legal costs – 1
Business transformation costs
(2)
(34) (26)
Changes in pre-acquisition estimates – (1)
Certain other fair value changes, including asset impairments (1) 34
Other non-operational items 23 (7)
Income from operations 1,198 857
Interest and dividend income 40 13
Interest and other finance expense (61) (22)
Non-operational pension (cost) credit 7 36
Income from continuing operations before taxes 1,184 884
(1)

Includes impairment of certain assets.
(2)

Amount includes ABB Way process transformation costs of $30 million and $25 million for three months ended March 31, 2023 and 2022, respectively.
Total assets
(1)
($ in millions) March 31, 2023 December 31, 2022
Electrification 13,001 12,993
Motion 6,832 6,565
Process Automation 4,672 4,598
Robotics & Discrete Automation 4,960 4,901
Corporate and Other
(2)
10,574 10,091
Consolidated 40,039 39,148
(1)

Total assets are after intersegment eliminations and therefore reflect third-party assets only.
(2)

At March 31, 2023, and December 31, 2022,

respectively, Corporate and Other includes $90 million and $96 million of assets in the Power Grids business which is reported as discontinued operations (see Note 3). In addition, at March 31, 2023, Corporate and Other includes assets held for sale of $525 million (see Note 3).

Q1 2023

FINANCIAL

INFORMATION

Q1 2023

FINANCIAL

INFORMATION
—
Supplemental Reconciliations

and Definitions
The following

reconciliations

and definitions

include

measures

which ABB

uses to

supplement

its Consolidated

Financial

Information

(unaudited)

which is
prepared

in accordance

with

United

States

generally

accepted

accounting

principles

(U.S.

GAAP).

Certain

of these

financial

measures

are, or

may be,
considered

non-GAAP

financial

measures

as defined

in the

rules of

the U.S.

Securities

and Exchange

Commission

(SEC).
While

ABB’s

management

believes

that the

non-GAAP

financial

measures

herein

are useful

in evaluating

ABB’s

operating

results,

this information

should
be considered

as supplemental

in nature

and not

as a substitute

for the

related

financial

information

prepared

in accordance

with U.S.

GAAP.

Therefore
these

measures

should

not be

viewed

in isolation

but considered

together

with

the Consolidated

Financial

Information

(unaudited)

prepared

in accordance
with

U.S. GAAP

as of and

for the

three

months

ended

March 31,

2023.
Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant
currency basis. Since we are a global company,

the comparability of our operating results reported

in U.S. dollars is affected by foreign currency

exchange rate
fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using
the exchange rates in effect for the comparable periods

in the previous year.
Comparable growth rates are also adjusted for changes

in our business portfolio. Adjustments to our business

portfolio occur due to acquisitions, divestments,

or
by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where

the results of any business
acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable

periods, the reported key figures of such
business are adjusted to exclude the relevant key figures

of any corresponding quarters which are not comparable when

computing the comparable growth rate.
Certain portfolio

changes which do not qualify as divestments under

U.S. GAAP have been treated in a similar manner to

divestments. Changes in our portfolio
where we have exited certain business activities or customer markets are adjusted as if the relevant business

was divested in the period when the decision to
cease business activities was taken. We do not adjust

for portfolio changes where the relevant business

has annualized revenues of less than $50 million.
The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.
Comparable growth rate reconciliation by Business Area
Q1 2023 compared to Q1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

1% 4% 0% 5% 11% 5% 0% 16%
Motion 3% 5% 0% 8% 23% 7% -1% 29%
Process Automation 25% 7% 23% 55% -5% 5% 15% 15%
Robotics & Discrete Automation -23% 3% 0% -20% 28% 7% 0% 35%
ABB Group 1% 5% 3% 9% 13% 6% 3% 22%

Q1 2023

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation
Regional comparable growth rate reconciliation for ABB Group

- Quarter
Q1 2023 compared to Q1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 1% 6% 3% 10% 14% 7% 3% 24%
The Americas 3% 0% 2% 5% 22% 1% 2% 25%
of which: United States -4% -1% 2% -3% 25% 1% 2% 28%
Asia, Middle East and Africa -2% 9% 4% 11% 2% 10% 4% 16%
of which: China -12% 6% 3% -3% 5% 8% 3% 16%
ABB Group 1% 5% 3% 9% 13% 6% 3% 22%
Regional comparable growth rate reconciliation by Business

Area - Quarter
Q1 2023 compared to Q1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 1% 4% 0% 5% 9% 5% 0% 14%
The Americas -1% 0% 0% -1% 21% 0% 0% 21%
of which: United States -6% 0% 0% -6% 23% 0% 0% 23%
Asia, Middle East and Africa 4% 11% 0% 15% 1% 11% 0% 12%
of which: China -11% 7% 0% -4% 0% 8% 0% 8%
Electrification 1% 4% 0% 5% 11% 5% 0% 16%

Q1 2023 compared to Q1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 6% 6% -1% 11% 30% 7% -1% 36%
The Americas 0% 1% 0% 1% 29% 0% 0% 29%
of which: United States 2% 0% 0% 2% 32% 0% -1% 31%
Asia, Middle East and Africa 2% 9% 0% 11% 12% 10% 0% 22%
of which: China -8% 7% 0% -1% 3% 8% 0% 11%
Motion 3% 5% 0% 8% 23% 7% -1% 29%

Q1 2023 compared to Q1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 44% 12% 32% 88% -11% 5% 15% 9%
The Americas 29% 1% 17% 47% 14% 1% 15% 30%
of which: United States -9% 0% 15% 6% 20% 0% 19% 39%
Asia, Middle East and Africa 5% 8% 21% 34% -10% 6% 15% 11%
of which: China 16% 9% 27% 52% 8% 7% 22% 37%
Process Automation 25% 7% 23% 55% -5% 6% 14% 15%

Q1 2023 compared to Q1 2022
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe -21% 4% 0% -17% 34% 7% 0% 41%
The Americas -17% -1% 0% -18% 27% 0% 0% 27%
of which: United States -23% 0% 0% -23% 26% 0% 0% 26%
Asia, Middle East and Africa -29% 6% 0% -23% 22% 10% 0% 32%
of which: China -31% 5% 0% -26% 25% 11% 0% 36%
Robotics & Discrete Automation -23% 3% 0% -20% 28% 7% 0% 35%

Q1 2023

FINANCIAL

INFORMATION
Order backlog growth rate reconciliation
March 31, 2023 compared to March 31, 2022
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

19% 5% 0% 24%
Motion 18% 4% 0% 22%
Process Automation 11% 6% 4% 21%
Robotics & Discrete Automation 12% 4% 0% 16%
ABB Group 14% 6% 1% 21%
Other growth rate reconciliations
Q1 2023 compared to Q1 2022
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

5% 5% 0% 10% 12% 5% 0% 17%
Motion 6% 6% 0% 12% 13% 7% 0% 20%
Process Automation -16% 4% 23% 11% -12% 4% 25% 17%
Robotics & Discrete Automation 10% 5% 0% 15% 22% 6% 0% 28%
ABB Group -6% 5% 13% 12% 0% 5% 14% 19%

Q1 2023

FINANCIAL

INFORMATION
Operational EBITA as

% of operational revenues (Operational EBITA margin)
Definition
Operational EBITA margin
Operational EBITA margin is Operational

EBITA as a percentage of

operational revenues.
Operational EBITA
Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA)

represents Income from operations excluding:
●

acquisition-related amortization (as defined below),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to divested businesses occurring after the divestment date (changes

in obligations related to
divested businesses),

●

gains and losses from sale of businesses (including fair value adjustment on assets and liabilities held for sale),

●

acquisition- and divestment-related expenses and integration costs,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements on receivables/payables

(and related assets/liabilities).

Certain other non-operational items generally includes certain regulatory,

compliance and legal costs, other income/expense relating

to the Power Grids joint
venture, certain asset

write downs/impairments and certain other fair

value changes, changes in estimates relating to opening balance sheets of acquired
businesses (changes in pre-acquisition estimates), as well as other items which are determined by management on

a case-by-case basis.
Operational EBITA is our measure of

segment profit but is also used by management to evaluate

the profitability of the Company

as a whole.
Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.
Restructuring, related and implementation costs
Restructuring, related and implementation costs consists

of restructuring and other related expenses, as well as internal and external costs relating to the
implementation of group-wide restructuring programs.
Operational revenues
The Company presents operational revenues solely for the purpose of allowing the computation of Operational EBITA

margin. Operational revenues are Total
revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses

on derivatives, (ii) realized gains and
losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign

exchange movements on receivables (and
related assets). Operational revenues are not intended to be an alternative measure to Total

revenues, which represent our revenues measured

in accordance
with U.S. GAAP.
Reconciliation
The following tables provide reconciliations of consolidated Operational

EBITA to Net Income and Operational

EBITA Margin by business.
Reconciliation of consolidated Operational EBITA

to Net Income
Three months ended March 31,
($ in millions)
2023 2022
Operational EBITA 1,277 997
Acquisition-related amortization (54) (60)
Restructuring, related and implementation costs
(1)
(28) (16)
Changes in obligations related to divested businesses (3) 14
Acquisition- and divestment-related expenses and integration costs
(19) (59)
Certain other non-operational items 1 (34)
Foreign exchange/commodity timing differences in

income from operations
24 15
Income from operations 1,198 857
Interest and dividend income 40 13
Interest and other finance expense (61) (22)
Non-operational pension (cost) credit 7 36
Income from continuing operations before taxes 1,184 884
Income tax expense (119) (241)
Income from continuing operations, net of

tax
1,065 643
Loss from discontinued operations, net of tax (5) (11)
Net income 1,060 632
(1)

Includes impairment of certain assets.

Q1 2023

FINANCIAL

INFORMATION
Reconciliation of Operational EBITA

margin by business
Three months ended March 31, 2023
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,590 1,940 1,436 937 (44) 7,859
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives (14) 4 13 2 (4) 1
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (1) – 1 – 2 2
Unrealized foreign exchange movements
on receivables (and related assets) (7) (4) (4) (1) (3) (19)
Operational revenues 3,568 1,940 1,446 938 (49) 7,843
Income (loss) from operations 655 353 200 115 (125) 1,198
Acquisition-related amortization 22 8 1 20 3 54
Restructuring, related and
implementation costs 8 1 2 – 17 28
Changes in obligations related to
divested businesses – – – – 3 3
Acquisition- and divestment-related expenses
and integration costs 7 4 3 2 3 19
Certain other non-operational items 3 2 – 2 (8) (1)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (15) – (2) 2 (7) (22)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized – – 2 – 3 5
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (3) (2) (1) (1) – (7)
Operational EBITA 677 366 205 140 (111) 1,277
Operational EBITA margin (%) 19.0% 18.9% 14.2% 14.9% n.a. 16.3%
In the three months ended March 31, 2023, certain other non-operational items in the table above includes the following:
Three months ended March 31, 2023
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Other income/expense relating to the

Power Grids joint venture – – – – (13) (13)
Certain other fair values changes,
including asset impairments 1 1 – 1 (2) 1
Business transformation costs
(1)
4 – – 1 29 34
Other non-operational items (2) 1 – – (22) (23)
Total 3 2 – 2 (8) (1)
(1)

Amounts

include ABB Way process transformation costs of $30 million for the three months ended March 31, 2023.

Q1 2023

FINANCIAL

INFORMATION
Three months ended March 31, 2022
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,236 1,572 1,506 730 (79) 6,965
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives (11) 4 (1) 2 (2) (8)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 1 (3) – 4 3
Unrealized foreign exchange movements
on receivables (and related assets) – (2) 3 3 (2) 2
Operational revenues 3,226 1,575 1,505 735 (79) 6,962
Income (loss) from operations 480 254 151 22 (50) 857
Acquisition-related amortization 28 8 1 21 2 60
Restructuring, related and
implementation costs 2 8 5 1 – 16
Changes in obligations related to
divested businesses – – – – (14) (14)
Acquisition- and divestment-related expenses
and integration costs 18 5 33 1 2 59
Certain other non-operational items 3 – – – 31 34
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (21) (1) 6 3 (5) (18)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 2 – (3) – 3 2
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) – – 3 1 (3) 1
Operational EBITA 512 274 196 49 (34) 997
Operational EBITA margin (%) 15.9% 17.4% 13.0% 6.7% n.a. 14.3%
In the three months ended March 31, 2022, certain other non-operational items in the table above includes the following:
Three months ended March 31, 2022
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal costs – – – – (1) (1)
Other income/expense relating to the

Power Grids joint venture – – – – 35 35
Certain other fair values changes,
including asset impairments – – – – (34) (34)
Business transformation costs
(1)
1 – – – 25 26
Changes in pre-acquisition estimates 1 – – – – 1
Other non-operational items 1 – – – 6 7
Total 3 – – – 31 34
(1)

Amounts

include ABB Way process transformation costs of $25 million for the three months ended March 31, 2022.

Q1 2023

FINANCIAL

INFORMATION
Net debt
Definition

Net debt
Net debt is defined as Total

debt less Cash and marketable securities.
Total debt
Total debt is the sum

of Short-term debt and current maturities of long-term

debt, and Long-term debt.
Cash and marketable securities
Cash and marketable securities is the sum of Cash and equivalents,

Restricted cash (current and non-current)

and Marketable securities and short-term
investments.
Reconciliation
($ in millions)
March 31, 2023 December 31, 2022
Short-term debt and current maturities of long-term debt 3,433 2,535
Long-term debt 5,230 5,143
Total debt 8,663 7,678
Cash and equivalents 3,438 4,156
Restricted cash - current 19 18
Marketable securities and short-term investments 1,380 725
Cash and marketable securities 4,837 4,899
Net debt 3,826 2,779
Net debt/Equity ratio
Definition

Net debt/Equity ratio
Net debt/Equity ratio is defined as Net debt divided by Equity.
Equity
Equity is defined as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
March 31, 2023 December 31, 2022
Total stockholders'

equity
12,831 13,187
Net debt (as defined above) 3,826 2,779
Net debt / Equity ratio 0.30 0.21
Net debt/EBITDA ratio
Definition

Net debt/EBITDA ratio
Net debt/EBITDA ratio is defined as Net debt divided by

EBITDA.
EBITDA
EBITDA is defined as Income from operations for the trailing twelve months preceding the balance sheet date before depreciati on and amortization for the same
trailing twelve-month period.

Reconciliation
($ in millions, unless otherwise indicated)
March 31, 2023 March 31, 2022
Income from operations for the three months ended:
June 30, 2022 / 2021 587 1,094
September 30, 2022 / 2021 708 852
December 31, 2022 / 2021 1,185 2,975
March 31, 2023 / 2022 1,198 857
Depreciation and Amortization for the three months

ended:
June 30, 2022 / 2021 207 230
September 30, 2022 / 2021 198 220
December 31, 2022 / 2021 199 216
March 31, 2023 / 2022 191 210
EBITDA

4,473 6,654
Net debt (as defined above) 3,826 2,772
Net debt / EBITDA 0.9 0.4

Q1 2023

FINANCIAL

INFORMATION
Net working capital as a percentage of revenues
Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the

trailing twelve months.
Net working capital
Net working capital is the sum of (i) receivables, net, (ii) contract assets, (iii) inventories, net, and (iv) prepaid expenses; less

(v) accounts payable, trade, (vi)
contract liabilities (including non-current amounts)

and (vii) other current liabilities (excluding primarily:

(a) income taxes payable, (b) current derivative liabilities,

(c)
pension and other employee benefits, (d) payables under the share buyback program, (e) liabilities related to certain other restructuring

-related activities and
(f) liabilities related to the divestment of the Power Grids business

); and including the amounts related to these accounts which have been presented as either
assets or liabilities held for sale but excluding any amounts included in discontinued operations.
Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant

balance sheet date adjusted
to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions

which were completed in the same trailing
twelve-month period.
Reconciliation
($ in millions, unless otherwise indicated)
March 31, 2023 March 31, 2022
Net working capital:
Receivables, net 7,174 6,851
Contract assets 1,009 1,072
Inventories, net 6,269 5,372
Prepaid expenses 304 289
Accounts payable, trade (4,945) (4,830)
Contract liabilities (2,339) (2,080)
Other current liabilities
(1)
(3,444) (3,213)
Net working capital in assets and liabilities held for sale 136 –
Net working capital 4,164 3,461
Total revenues for the three months

ended:
June 30, 2022 / 2021 7,251 7,449
September 30, 2022 / 2021 7,406 7,028
December 31, 2022 / 2021 7,824 7,567
March 31, 2023 / 2022 7,859 6,965
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments (340) (363)
Adjusted revenues for the trailing twelve months 30,000 28,646
Net working capital as a percentage of revenues (%) 13.9% 12.1%
(1)

Amounts exclude $668 million and $901 million at March 31, 2023 and 2022, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, (d) payables under the share buyback program, (e) liabilities related to certain restructuring-related activities and (f) liabilities related to the divestment of the Power Grids business.

Q1 2023

FINANCIAL

INFORMATION
Free cash flow conversion to net income
Definition
Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as free cash flow divided by Adjusted net income attributable to

ABB.
Adjusted net income attributable to ABB
Adjusted net income attributable to ABB is calculated as net income attributable to ABB adjusted for: (i) impairment of

goodwill, (ii) losses from extinguishment

of
debt, and (iii) gains arising on the sale of both the Hitachi

Energy Joint Venture and Power

Grids business, the latter being included in discontinued operations.
Free cash flow
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property,

plant and equipment and intangible assets,

and (ii)
proceeds from sales of property,

plant and equipment.
Free cash flow for the trailing twelve months
Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the

relevant balance sheet date.
Net income for the trailing twelve months
Net income for the trailing twelve months includes net income recorded by ABB (as adjusted) in the twelve months

preceding the relevant balance sheet date.
Free cash flow conversion to net income
Twelve months to
($ in millions, unless otherwise indicated)
March 31, 2023 December 31, 2022
Net cash provided by operating activities – continuing

operations
2,181 1,334
Adjusted for the effects of continuing operations:
Purchases of property, plant and

equipment and intangible assets
(726) (762)
Proceeds from sale of property, plant and

equipment
123 127
Free cash flow from continuing operations 1,578 699
Net cash used in operating activities – discontinued operations
(39) (47)
Free cash flow 1,539 652
Adjusted net income attributable to ABB
(1)
2,869 2,442
Free cash flow conversion to net income 54% 27%
(1)

Adjusted net income attributable to ABB for the year ended December 31, 2022, is adjusted to exclude the gain on the sale of Hitachi Energy Joint Venture of $43 million and reductions to the gain on the sale of Power Grids of $10 million.
Reconciliation of the trailing twelve months to

March 31, 2023
Continuing operations
Discontinued
operations
($ in millions)
Net cash provided by
continuing operating
activities
Purchases of
property, plant and
equipment and
intangible assets
Proceeds

from sale of property,
plant and equipment
Net cash provided
by (used in)
discontinued
operating activities
Adjusted net income
attributable to ABB
(1)
Q2 2022 385 (151) 31 (3) 383
Q3 2022 793 (165) 19 (2) 362
Q4 2022 720 (259) 42 (33) 1,088
Q1 2023 283 (151) 31 (1) 1,036
Total for the trailing twelve
months to March 31, 2023 2,181 (726) 123 (39) 2,869
(1)

Adjusted net income attributable to ABB for Q2, Q3 and Q4 of 2022, is adjusted to exclude reductions to the gain on the sale of Power Grids of $4 million, $2 million and $(1) million, respectively.

In addition, Q4 2022 is also adjusted to exclude the gain on the sale of Hitachi Energy Joint Venture of $43 million.

Q1 2023

FINANCIAL

INFORMATION
Net finance expenses

Definition

Net finance expenses is calculated as Interest and dividend income less Interest and other finance expense.
Reconciliation
Three months ended March 31,
($ in millions)
2023 2022
Interest and dividend income 40 13
Interest and other finance expense (61) (22)
Net finance expenses (21) (9)
Book-to-bill ratio
Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.
Reconciliation
Three months ended March 31,
2023 2022
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 4,141 3,590 1.15 4,112 3,236 1.27
Motion 2,262 1,940 1.17 2,202 1,572 1.40
Process Automation 2,113 1,436 1.47 1,692 1,506 1.12
Robotics & Discrete Automation 1,001 937 1.07 1,308 730 1.79
Corporate and Other

(incl. intersegment eliminations)
(67) (44) n.a. 59 (79) n.a.
ABB Group 9,450 7,859 1.20 9,373 6,965 1.35

Q1 2023

FINANCIAL

INFORMATION
—
ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel:

+41 (0)43

317 71
11
www.abb.com

—
ZURICH, SWITZERLAND, APRIL

25,

2023
ABB plans to delist ADRs from NYSE
ABB is planning to delist its

American Depositary

Receipts (ADRs) from the

New York Stock Exchange

(NYSE),
and ultimately to seek to deregister

its ADRs and

the underlying shares

under the US Securities

Exchange Act
of 1934 (the Exchange

Act). In connection with the delisting

of its ADRs from the

NYSE, ABB

intends to convert
its current sponsored Level II

ADR program into a sponsored

Level I ADR program,

which would give US
investors a continued investment

option, in addition to the

ordinary ABB share.

The company’s shares

will
remain listed on the SIX Swiss

Exchange (SIX) and the Nasdaq

Stockholm due to the company’s

heritage.
ABB was listed on the NYSE in

April 2001. Investor access

to international equity markets

has significantly
changed in recent times with digital

trading on multiple platforms

providing many new possibilities

to investors.
Consequently, the need to be

listed on as many as three

equity capital markets has decreased.
Trading of ABB shares

is currently conducted predominantly

on the SIX and via electronic

trading platforms.
ABB expects that reducing the

number of listings will support

internal simplification and efficiency

while the
company remains fully committed

to an open and frequent

dialog with US investors, as well

as maintaining the
highest standards of corporate

governance and transparent

financial reporting.
ABB plans to file the required

Form 25 with the SEC on or

around May 12, 2023.

The last day of trading of
ABB’s ADRs on

the NYSE is expected to be

on or around May 22, 2023,

and the delisting is expected

to
become effective on or around

May 23, 2023.

Once the delisting is effective,

ABB’s ADRs will

no longer be traded

on the NYSE but will instead be traded

on
the US over-the-counter (OTC)

market. In connection

with the delisting,

ABB will establish a Level I

ADR
program to allow investors to continue

to hold their

ABB shares in the form

of ADRs. Once the

12-month US
Average Daily Trading Volume

(ADTV) in

ABB ADRs has

fallen to less than 5 percent

ADTV worldwide,

ABB
intends to apply for deregistration

with the SEC and for termination

of its equity reporting obligations

under the
Exchange Act.
Timo Ihamuotila, Chief Financial

Officer of

ABB. “Over the last years, capital

market access has moved

strongly
towards trading on digital platforms.

Furthermore,

ABB has a strong balance

sheet and good capital markets
access to facilitate both organic

and inorganic growth,

while also returning cash to

shareholders.

As a result,
we believe three separate stock market

listings are no longer necessary

for us. The delisting and deregistration
in the US would be yet another

step towards further simplification

and efficiency at

ABB. I would also like to
emphasize that we remain fully

committed to serve the

US market with our leading, sustainable

and resource-
efficient solutions for electrification

and automation.”
The US is ABB’s

largest market representing

nearly a quarter of

Group revenues and since 2010,

ABB has
invested a combined $14 billion

in the US with acquisitions,

plant expansions, operational

improvements, state-
of-the-art equipment,

products, and people. With approx.

20,000 employees in more than

40 manufacturing
and distribution facilities,

ABB is investing, growing, and

serving across

America through industries

that create
jobs, encourage innovation, and

achieve a more productive,

sustainable future.
1/2

ABB
is a technology leader in electrification

and automation,

enabling a more sustainable and

resource-
efficient future. The

company’s solutions connect engineering

know-how and software to

optimize how things
are manufactured, moved,

powered and operated.

Building on more than 130

years of excellence,

ABB’s
~105,000 employees are

committed to driving innovations

that accelerate industrial transformation.
www.abb.com
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
Important notice about

forward-looking information
This press release includes forward-looking

information and statements

which are based on current
expectations, estimates and projections

about the factors that

may affect our future performance,

including the
economic conditions of the regions

and industries that are

major markets for

ABB. These expectations,
estimates and projections are generally

identifiable by statements

containing words such as “intends”,
“expects”, “plans”, or similar expressions.

However, there are many

risks and uncertainties, many

of which are
beyond our control, that could

cause our actual results to

differ materially from the forward-looking

information
and statements made in this press

release and which could

affect our ability to achieve any or

all of our stated
targets or anticipated transactions.

Some important factors

that could cause such differences

include, among
others, business risks associated

with the COVID-19 pandemic,

the volatile global economic environment

and
political conditions including

the conflict in Ukraine, costs

associated with compliance activities,

market
acceptance of new products and

services, changes in

governmental regulations

and currency exchange rates
and such other factors as may

be discussed from time to

time in ABB Ltd’s

filings with the U.S. Securities

and
Exchange Commission, including

its Annual

Reports on Form 20-F.

Although ABB Ltd

believes that its
expectations reflected in any

such forward-looking statement

are based upon reasonable

assumptions, it can
give no assurance that those expectations

will be achieved.

The foregoing list of factors is not

exclusive and
undue reliance should not be

placed upon any forward-looking

statements, including projections,

which speak
only as of the date made.
ABB PLANS TO DELIST ADRS FROM NYSE 2/2

January 1 — March 31, 2023
ABB Ltd announces that the following

members of the Executive Committee

or Board of Directors of ABB

have purchased,
sold or been granted ABB’s registered shares, call options

and warrant appreciation rights (“WARs”), in the following amounts:
Name Date Type of Instrument Received* Purchased Sold Price / Instrument
Björn Rosengren February 01, 2023 Share 12,742
CHF
31.39
Tarak Mehta February 03, 2023 Share 60,000
CHF
31.97
Peter Terwiesch February 03, 2023 Share 42,940
CHF
31.38
Key:
* Received instruments were delivered

as part of the ABB Ltd Director’s or

Executive Committee Member’s

compensation or as compensation

for foregone
benefits

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed

on
its behalf by the undersigned, thereunto

duly authorized.
ABB LTD
Date: April 25, 2023. By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: April 25, 2023. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance